6/7


05008658

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME First Silver Reserve Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 08 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3449 FISCAL YEAR 12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE: 6/7/05

# First Silver

## Reserve Inc.






# Annual Report 2004




## CORPORATE PROFILE

First Silver Reserve Inc. is a silver mining company focused on low cost, profitable production of silver through its 100% owned San Martin silver mine, located 250 km north of Guadalajara in Jalisco State, Mexico. The mine has been in continuous production since 1983 and produced 2.1 million ounces of silver in 2004 at an operating cost of US$3.82 per ounce. First Silver does not hedge its silver production and has purchased 200,000 ounces of silver bullion, allowing shareholders maximum leverage to an increase in silver prices.

First Silver Reserve Inc.'s shares are listed on the TSX (trading symbol FSR).

***The Company's goal is to increase both silver production and resources in order to provide shareholders with a premium silver investment.***


San Martin Mine Silver Production 1993 - 2004 (ounces)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
548,337
812,650
1,684,508
2,148,719
2,250,718
2,340,000
2,290,000
2,315,000
2,393,186
2,399,500
1,899,300
2,141,300
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Year

# CHAIRMAN'S REPORT TO SHAREHOLDERS

2004 witnessed a significant improvement in the fortunes of your Company, as rising silver prices and increased silver and gold production led to a $2 million dollar profit.

The price of silver began 2004 at $5.97 per ounce and ended the year at $6.82 per ounce for an improvement 11.7 % in 2004. The 2004 average silver price of $6.67 per ounce is in sharp contrast to the trading range of silver from 1993 to 2003, when silver generally traded between $4.00 and $5.50 per ounce. With silver in a supply deficit for the sixteenth consecutive year, we are convinced that these high prices will remain for a number of years. Our conviction to higher prices is reflected in our purchase of 200,000 ounces of refined silver through the purchase of fully paid futures contract which carry delivery dates of May and July, 2005.

To take advantage of higher silver prices, we have embarked on a series of measures to grow your company and enhance shareholder value.

We have completed the Rosario haulage adit and anticipate its utilization in both mine haulage and accelerated exploration of the western regions of the San Martin Mine as we strive to upgrade known silver resources to silver reserves.

Operationally, our corporate goal is to upgrade production from the San Martin Mine to 3 million ounces of silver per year, through mill upgrades and enhanced mine development work.

While much exploration work is still required, we feel that the acquisition of the Cuitaboca project may afford us a near term production opportunity. We are actively conducting due diligence on other advanced exploration or past producing properties in Mexico where our production experience and geographical location may provide us with a competitive advantage.

Higher silver prices allowed your company to deliver a 38% capital gains to shareholders in 2004. Our share price opened the year at C$0.1.47 per share and closed at C$2.03 per share on December 31, 2004. These figures are an improvement over our 2003 share price range of $1.24 to $1.45 and reflect growing investor demand for quality silver investments.

In anticipation of a continued rise in the price of silver, First Silver has not hedged any of its silver production and has no plans to do so at current prices. The Company's goal remains to provide shareholders with a premium silver investment.

I would like to close by commending the dedication and hard work of our Mexican management team and operating workforce and thank shareholders for their continued support as we strive to grow First Silver as one of the largest publicly traded primary silver producers in the world.

Respectively submitted,

*"Hector Davila Santos"*

President, Chairman & Chief Executive Officer

March 18, 2005

## OPERATIONS REVIEW

The San Martin Mine is located near the town of San Martin de Bolanos on the Bolanos River in Northern Jalisco State, Mexico. The operation is 250 km from Guadalajara with access via a paved highway. The mine is 10 km southwest of the town at about 1,100 meters above sea level, while the processing facilities are southeast of the town at an elevation of 820 meters above sea level.


Jerez
Zacatecas
Tepetongo
Colotlán
Bolanos
Momax
Aguascalientes
Tlaltenango
Calvillo
SAN MARTIN
Jalpa
Tepechitlán
Teul
San Cristobal
Belenes
GUADALAJARA
N

The San Martin mine has been in operation since 1983 and has produced approximately 27.4 million troy ounces of silver from 3.14 million tonnes of ore. Table 1 presents the key mill production figures from 1990 to 2004. Approximately 22.7 million ounces of silver have been produced since 1994.

The operation consists of an underground silver mine which is developed on nine trackless horizontal levels, each one of which is individually accessible from surface. These levels, from the lowest to the highest, are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa Maria, San Jose, Santa Elena and La Escondida. Vertical distance between levels is approximately 35 meters.

Stope development is performed by Company personnel utilizing jackleg drills and trackless single-boom jumbos, 2 to 3 cubic yard LHD's (scooptrams) and 10 tonne-capacity underground dump trucks. Up to 65 contract miners are engaged to provide exploration development. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. The mine operates three shifts per day, six days per week with 184 personnel associated with the mine operation.

The ore is stockpiled on surface, prior to being loaded into 22 tonne trucks for the 15 km downhill journey to the mill.

The mill operates 24 hours-per-day, seven days-per-week and is capable of processing approximately 800 tonnes-per-day of silver ore. Processing includes crushing, grinding, gravity concentration, cyanidation, counter-current washing and precipitation of silver with zinc. Precipitates are smelted to produce Dore for shipment to a Penoles refinery while gravity concentrates are shipped to a Penoles smelter.

There are 138 personnel in the mill department, including all process operations, geological and engineering staff and maintenance personnel.

In 2004, the average ore grade was 277 grams per tonne (gpt) of silver and 0.54 gpt gold. Overall plant recoveries for silver and gold were 90 and 92.1 percent, respectively.

During 2004, First Silver processed approximately 266,592 tonnes of ore and shipped Dore product which contained 2.05 million ounces of silver and 3,863 ounces of gold.

The Company also shipped 177 tonnes of gravity concentrates that contained 70,122 ounces of silver and 404 ounces of gold to a smelter. These concentrates represented 3.27 percent and 9.5 percent of the overall silver and gold production, respectively.

**Table 1 First Silver Reserve Inc.**
**Key Mill Production Figures**
**1990 - 2004**

| Year | Tonnes Milled | Ounces Silver Produced | Ounces Silver Produced/Tonne Milled |
|---|---|---|---|
| 1990 | 99.947 | 484,704 | 4.85 |
| 1991 | 89,816 | 669,121 | 7.45 |
| 1992 | 72,105 | 563,868 | 7.82 |
| 1993 | 71,777 | 548,337 | 7.64 |
| 1994 | 77,313 | 812,650 | 10.51 |
| 1995 | 135,690 | 1,684,508 | 12.41 |
| 1996 | 171,099 | 2,148,719 | 12.56 |
| 1997 | 206,770 | 2,258,759 | 10.92 |
| 1998 | 257,924 | 2,337,123 | 9.06 |
| 1999 | 273,791 | 2,288,608 | 8.36 |
| 2000 | 262,768 | 2,315,143 | 8.81 |
| 2001 | 260,660 | 2,393,186 | 9.18 |
| 2002 | 258,219 | 2,399,500 | 9.29 |
| 2003 | 234,556 | 1,899,309 | 8.10 |
| 2004 | 266592 | 2,141,300 | 8.03 |

**Table 2**
**Zuloaga Mineral Reserves and Inferred Resources**
**As at December 31, 2000****

| Category | Tonnes* | Silver grade | | Contained Silver (million ounces) |
|---|---|---|---|---|
| | | grams/ tonne | ounces/ tonne | |
| Proven | 993,000 | 300 | 9.65 | 9.578 |
| Probable | 289,000 | 270 | 8.68 | 2.514 |
| Total Mineral Reserves | 1,282,000 | 293 | 9.42 | 12.093 |
| Total Inferred Resources | 6,206,000 | 150 | 4.82 | 29.928 |

* First Silver uses conventional manual methods to calculate the average tonnage and grade of reserves and resources. The "proven" ore category of the mineral reserve has been projected 25 meters from the last ore grade data source and the "probable" ore category has been projected another 25 meters beyond the proven ore. Any material beyond the probable category is classed as an inferred resource

** Mineral Reserves and Inferred Resources determined by Pincock,, Allan & Holt (2001).

## Reserves and Resources

An independent reserve and resource audit as at December 31, 2000 was completed by Pincock, Allen & Holt ("PAH"). PAH's reporting method is consistent with reserve and resource definitions contained in National Instrument 43-101. A summary of the mineral reserves, including 17% mining dilution and a 95% mining recovery, and the inferred resource, is presented in Table 2. In the 48 months since the the PAH report, the Company has processed 1,020,028 tonnes and produced 8,833,286 ounces of silver.

## Check Assays

The Company has adopted an assaying policy which complies with the January, 1999 Final Report of the Mining Standards Task Force of the Toronto Stock Exchange. In 2004, 6.0% of exploration assays, along with development and mill samples were sent to a commercial laboratory, ALS-Chemex Laboratories, for independent assay. In 2000, as part of its reserve audit, PAH compared the results of 237 Chemex silver assays with assays from the mine laboratory. PAH found that the two groups of assays had a correlation coefficient of 0.825, which PAH found to be reasonable. In early 2003, Dr. Peter Megaw, a professional geologist, compared the 2002 check assay data with the plots prepared by PAH and found that the assay data remain consistent.

# RESOURCE DEVELOPMENT AND EXPLORATION

## Underground Exploration

An April, 2003 Technical Report by Dr. Peter Megaw states that:

"The San Martin Mine area has extensive exploration potential for immediate, near-term and long term targets. The immediate and near-term targets potential in the near-mine environment should be pursued aggressively to restore the reserve base and provide the mine-life needed to maintain profitable operations until the long-term objectives can be explored and discoveries developed. The success of the current $750,000 mine-focused exploration program justifies doubling the budget for near-mine exploration to $1,500,000".

In 2003, due to cash flow limitations, much of the planned $750,000 exploration program on the Zuloaga and Rosario-Condesa veins was substantially reduced. With improved cash flows in 2004, mine staff were able to evaluate several areas of the mine where additional development work will increase mineral reserves. Drilling and exploration work are ongoing, with favourable results.

To improve mine safety, access and ventilation, the Company has recently completed work on a new haulage adit. The Rosario adit intersects the western-most workings of the San Martin mine and opens up several new areas for exploration. The adit is sized for production, 4 m wide and 3.5 m high, and has been routed alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel has a total length of 1,514 m and will reduce mine haulage by some 1,200 m.

## Minesite Exploration

At December 31, 2004, First Silver controlled 7,541 hectares (19,380 acres) of mineral rights surrounding the mine. First Silver also owns about 1,300 hectares (3,212 acres) of surface land surrounding the mine and another 104 hectares (257 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. In his technical report, Dr. Megaw recommended an aggressive minesite and regional exploration program to probe the extensive exploration potential of the district. Acting on the recommendations of Dr. Megaw, the Company had a Natural Source Audio-Frequency Magnetotelluric (NSAMT) Geophysical Survey conducted during September and October, 2003 by Zonge Engineering & Research Organization Inc. of

Tucson, Arizona. The survey was conducted on 13 survey lines in the vicinity of the San Martin Mine and was designed to identify, by Far-Field electromagnetics, greater than 300 m deep fault-like trends that typically control mineralization in the San Martin area. The NSMAT Survey identified 25 potential drill targets for follow-up. The Company retained James I. Lyons, Consulting Geologist, to review the Zonge report and recommend priority locations for drilling and follow-up. Mr. Lyons was able to identify two previously unknown vein structures, the Leones and Huichola veins, which run parallel to the Zuolaga vein. The Leones vein is located about 300 m north of the present mine while the Huichola vein is located about 800 m south of the mine. Based on anomalous surface samples, Mr. Lyons recommended several drill targets on these veins however underground drilling from the existing mine workings did not encounter significant mineralization on the Leones vein. A single drill hole from surface on the Huichola vein did encounter a narrow intersection of silver mineralization which will require validation in a future drilling campaign.

## Other Exploration and Development Projects

The Company currently holds 13 precious metals exploration properties. Twelve of these properties cover 5,252 hectares (2,044 acres) and are located in Jalisco State, Mexico. The properties generally have a small mine production history or precious metals showings and 12 have been placed in inventory until funding permits detailed exploration.

One of the 13 properties, the La Purisima, was visited by Company Director Bob Young in April, 2004. Mr. Young has recommended a staged exploration program of mapping, geochemical and geophysical surveys, followed by limited drilling to determine the nature and extent of gold and silver mineralization previously identified by rock samples on the property. No further work has been conducted on this property to date.

On November 25, 2004, the Company entered into an option agreement with Consorcio MineroLatinamericano, S.A. de C.V. (Consorcio), a private Mexican company with a Director in common, for the purchase of a 100% interest in 7 mining claims covering 3,718 Ha. (9,187 acres) (the "Cuitaboca Claims") located in the State of Sinaloa, Mexico.

The Cuitaboca claims cover a series of outcropping epithermal silver-rich veins hosted in the andesitic lower volcanic series of the Sierra Madre Occidental Gold-Silver Province. This geological environment is the host to a number of high grade silver and polymetallic producers, such as Tayoltita, La Cienga, Canelas, Bacis, Candamena and Ocampo.

Recently, the property vender built a 27 km road to the southern-most claims. An additional 7 km of road building is currently underway to reach the northern most vein structures. Once the road has been completed, the Company will begin a preliminary exploration program.

To purchase the claims, First Silver must pay a total of US$2,500,000 in staged cash payments by November 25, 2010 (US$20,000 paid). A 2.5% net smelter returns royalty on the claims may be purchased for $500,000 during the term of the agreement or for a period of 12 months thereafter.

## MANAGEMENT'S DISCUSSION & ANALYSIS ("MD&A") OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS (Form 51-102F1)

March 25, 2005

### Introduction

This MD&A focuses on significant factors that affected First Silver Reserve Inc. and its 100% subsidiary, Minera El Pilon S.A. de C.V. ("First Silver" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein. The Company's reporting currency is the United

States dollar while the measurement currency is the Mexican peso (PS$). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's significant accounting policies are set out in Note 3 of the audited consolidated financial statements. Additional information on the Company is available in the Company's Annual Information Form, which can be found at www.sedar.com or www.firstsilver.com .

## Overall Performance

During the year ended December 31, 2004, First Silver produced 2,141,300 ounces of silver and 4,270 ounces of gold, all from its San Martin silver mine, as compared to 1,899,300 ounces of silver and 2,798 ounces of gold in 2003. Revenue for the year ended December 31, 2004 was $15.3 million as compared to $10.1 million in 2003. The Company recorded a profit of $2.0 million or $0.05 per share for 2004, as compared with a loss of $1.1 million or $0.03 per share for 2003. The return to profitability is attributable to an increase in both silver production and realized silver prices for 2004. As previously noted, production during 2003 was constrained by an unusually long and severe rainy season and by delays associated with the repair of a ball mill. In 2004, the average London pm price for silver was $6.67 per ounce, as compared to $4.89 per ounce in 2003.

Cost of sales were $9.8 million for the year ended December 31, 2004 as compared to $9.1 million for the year earlier. General and administrative expenses were $1.2 million for the year as compared to $1.0 million in 2003. Mine operating costs, net of gold credits, were $3.82 per ounce of silver in 2004 as compared to $4.21 in 2003 as a result of the increase in production in 2004. Total costs, net of gold credits, were $5.17 per ounce of silver in 2004, as compared to $5.25 in 2003.

### Selected Annual Information

Selected consolidated financial information of the Company for each of the last three completed financial years is as follows:

| | December 31 2004 | December 31 2003 (Restated)* | December 31 2003 (Restated)* |
|---|---|---|---|
| Total Revenue | 15,314,586 | 10,119,681 | 10,743,446 |
| Net income (loss) | 2,002,711 | (1,104,891) | (352,208) |
| Net income (loss) per share | 0.05 | (0.03) | (0.01) |
| Total assets | 9,250,498 | 5,568,940 | 6,293,588 |
| Long-term debt | 2,516,593 | 2,448,664 | 2,668,445 |
| Cash dividends declared per share | 0.00 | 0.00 | 0.00 |

* The previous years were restated as a result of the Company adopting retroactively the CICA Handbook Section 3110, "Asset Retirement Obligations".

As discussed in "Overall Performance", revenue and income in 2004 were higher due to an increase in both silver production and realized silver prices.

### Liquidity and Capital Resources

At December 31, 2004 the Company had working capital of $2.6 million (comprised of cash of $1.7 million and accounts receivable, marketable securities, inventory and prepaid expenses of $3.6 million, less current liabilities of $2.7 million) as compared to a working capital deficiency of $0.3 million at December 31, 2003 (comprised of cash of $0.4 million and accounts receivable, inventory and prepaid expenses of $1.4 million, less current liabilities of $2.1 million). This increase in working capital was a result of improved cash flows from operations due to an increase in both silver production and realized silver prices for 2004. During the year, the Company repaid a loan of $545,760 from the Company's President and as at December 31, 2004 owed the President $8,842 for travel expenses.

As at March 18, 2005, the average 2005 London pm price for silver was $7.335, which represents a 9.97% increase over the 2004 average silver price. The Company believes that silver is undervalued and, accordingly, entered into futures contracts for the receipt of 100,000 ounces of silver in May, 2005, at a price of $7.72 per ounce. In connection with these contracts, the Company provided deposits of $788,841. Subsequent to the end of the year, the Company purchased and fully paid for futures contracts for the receipt of an additional 100,000 ounces of silver in July, 2005. The financial instruments purchased by the Company carry with them some degree of risk. Should the price of silver fall, the Company may not realize the full value of monies placed on deposit to support the purchase of the futures contracts. Should the price of silver rise, the Company will realize a gain on liquidation of the futures contract or underlying silver. The Company does not currently have a line of credit with any financial institution. Currently, the Company has an issued capital of 38,191,921 common shares and has 600,000 share purchase options outstanding. The Company currently does not have any long-term contractual obligations.

**Off Balance Sheet items**

The Company has no off balance sheet instruments in place.

**Related Party Transactions**

During the year the Company paid $1,047,640 to a trucking company for the haulage of ore from the San martin mine to the mill processing facility. This company is related to an officer and director of the Company. In addition, supplies of $126,411 were sold at cost to the same company.

As noted above in the Liquidity and Capital resources section, the Company repaid a loan of $545,760 from the Company's President and, as at December 31, 2004 the Company owed the President $8,842 for travel expenses.

**Risks and Uncertainties**

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. The following table sets out the daily high, low and average London Bullion Dealers price for silver for the past three years:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| High | $8.29 | $5.97 | $5.10 |
| Average | $6.67 | $4.88 | $4.60 |
| Low | $5.50 | $4.37 | $4.24 |
| Range | $2.79 | $1.60 | $0.86 |

Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers and by cost control initiatives.

**Summary of Quarterly Results and Fourth Quarter Results**

| Quarter Ending | Total Revenue | Net Income (loss)* | Net Income (loss) per share** |
|---|---|---|---|
| Dec. 31. 2004 | $4,161,901 | $526,986 | $0.01 |
| Sept. 30, 2004 | $3,421,763 | $178,454 | $0.00 |
| June 30, 2004 | $3,500,938 | $163,543 | $0.00 |
| March 31, 2004 | $4,229,684 | $1,133,728 | $0.04 |

| Quarter Ending | Total Revenue | Net Income (loss)* | Net Income (loss) per share** |
|---|---|---|---|
| Dec. 31. 2003 | $2,326,683 | $(296,829) | $(0.01) |
| Sept. 30, 2003 | $2,090,953 | $(529,362) | $(0.01) |
| June 30, 2003 | $2,817,159 | $(262,239) | $(0.01) |
| March 31, 2003 | $2,884,886 | $(16,461) | $(0.00) |

*Quarterly net income has been adjusted to reflect the adjustments noted in the Company's December 31, 2004 financial statements

**Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

Revenue for the fourth quarter ended December 31, 2004 was $4,161,901 that resulted in a net income of $526,986 for the quarter, as compared to revenues of $2,326,683 and a loss of $296, 829 for the quarter ended December 31, 2003. This increase in revenues and net income is a result of increased production during the quarter and the increased silver price realized during the quarter.

The quarterly results generally show a trend of increasing revenue as average silver prices increased. Net income in Q3, 2003, was affected by climatic factors and the repair of a ball mill.

**Critical Accounting Estimates**

Mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted based on a unit of production method using the a detailed methodology as described in *National Instrument 43-101*. Other areas requiring the use of estimates include reclamation and environmental obligations, asset impairment and income taxes. The Company has devised an internal cost of reclamation and, as required by *CICA 3110 Asset retirement Obligations*, has recorded a retirement and remediation obligation of $150,000 on the 2004 year end financial statements and, retroactively, included a retirement and remediation obligation of $138,357 on the 2003 financial statements (see Note 9 of the statements).

**Changes in Accounting Policies, including Initial Adoption**

**(i) <u>Changes enacted January 01, 2004</u>**

The Company's adoption of CICA 3870, *Stock-based compensation and other Stock-based payments* led to a stock-based compensation expense for the year of $100,445. On January 01, 2004, the Company decreased retained earnings by $185,306 and increased contributed surplus and common shares by $36,274 and $149,031, respectively. The critical assumption used in calculating the stock-based compensation is the volatility of the Company's shares. Volatility of the Company's shares is measured by using historical data over a similar time frame as that of the option being measured.

Changes required by adoption of CICA 3110 *Asset Retirement Obligations* are discussed above. Critical assumptions used in the calculation of the ultimate cost of the reclamation work are the future labour and material costs required to complete the necessary reclamation work. Management has estimated these costs to the best of their ability, however, there is no guarantee that the provision provided by management will in fact match the potential liability at that future date.

The Company's adoption of CICA 1100 *Generally Accepted Accounting Principles* required it to amend the inventory valuation policy to include depreciation however this amendment did not require any material adjustment in Company accounting for 2004.

**(ii) Changes enacted for 2005 and future years**

In the year beginning January 1, 2005, the Company will have to comply with one new or amended accounting policy, AcG-15 *Consolidation of Variable Interest Entities*

*("VIE")*. This standard will require companies to consolidate entities in which they have a controlling financial interest, even if they do not have an ownership interest. The Company is currently determining whether this policy will require it to consolidate the accounts of the trucking company which ships ore from the mine to the San Martin mill site. The effect on the Company's financial statement of this consolidation, if required, has not been determined at the date of this report.

**Company Outlook for 2005**

Management anticipates that 2005 production from the San Martin mine will match 2004 production at costs comparable to those of 2004. The recent completion of a new haulage adit will provide access to new areas of mineralization and allow greater opportunities for in-mine exploration. In addition, the Company is proceeding with an exploration plan designed to increase the mine's reserves.

The Company may not be able to fund the entire cost of an exploration program through internally generated cash flow and may need to seek other sources of funding, including an equity issue. There is no guarantee that an equity offering will be successful. If the exploration program is successful, then the mine would have ore available for several years of operations. If the exploration program is unsuccessful, then the Company's operational ability may be impaired within three years, as current reserves are exhausted.

Unions represent mine workers. Contracts with those unions are renegotiated annually, at year-end. New contracts for 2005 have been negotiated and labour relations are not expected to have a material impact on the operation. While the Company maintains a policy of paying slightly more to its miners than its competitors, there is a limited pool of suitable miners available locally. This labour shortage has been addressed by hiring contractors to conduct some mine development work however, there is no guarantee that the miner's union will permit the use of contract labor in 2005.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. The worldwide annual silver market has been in deficit for the last 16 years. Industry analysts have predicted a silver supply shortage for several years. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

**Form 52-109FT1 – Certification of Annual Filings during Transition Period**

I, Hector Davila Santos, Chief Executive Officer of First Silver Reserve Inc., certify that:

1. I have reviewed the annual filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Interim and Annual Filings*) of First Silver Reserve Inc. for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the annual filings.

Date: March 18, 2005

"Hector Davila Santos"
Chief Executive Officer

**Form 52-109FT1 – Certification of Annual Filings during Transition Period**

I, Rodney A. Shier, Chief Financial Officer of First Silver Reserve Inc., certify that:

4. I have reviewed the annual filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Interim and Annual Filings*) of First Silver Reserve Inc. for the period ending December 31, 2004;

5. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

6. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the annual filings.

Date: March 18, 2005

"Rodney A. Shier"
Chief Financial Officer

# First Silver Reserve Inc.

Consolidated Financial Statements
**December 31, 2004 and 2003**
(expressed in U.S. dollars)

## Management's Responsibility for Financial Reporting

The consolidated financial statements of **First Silver Reserve Inc.** have been prepared by, and are the responsibility of, the company's management in accordance with accounting principles generally accepted in Canada, and reflect management's best estimates and judgement on information currently available. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee has met with the company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements prior to submitting the consolidated financial statements to the Board of Directors for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

(signed) Hector Davila Santos

Hector Davila Santos
President

Vancouver, British Columbia
March 18, 2005

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

## Auditors' Report

**To the Shareholders of**
**First Silver Reserve Inc.**

We have audited the consolidated balance sheets of **First Silver Reserve Inc.** as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

**Chartered Accountants**

Vancouver, British Columbia
March 18, 2005

# First Silver Reserve Inc.

Consolidated Balance Sheets

**As at December 31, 2004 and 2003**

(expressed in U.S. dollars)

| | 2004<br>$ | 2003<br>$<br>(Restated) |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 1,711,505 | 418,709 |
| Accounts receivable | 1,678,446 | 667,841 |
| Silver futures contract deposits (note 5) | 788,841 | - |
| Inventories (note 6) | 1,044,517 | 622,456 |
| Prepaid expenses | 106,454 | 134,379 |
| | 5,329,763 | 1,843,385 |
| **Resource assets** (note 7) | 3,920,735 | 3,725,555 |
| | 9,250,498 | 5,568,940 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 1,593,670 | 807,242 |
| Employee profit sharing | 254,464 | - |
| Taxes payable | 813,008 | 778,665 |
| Amount due to related party (note 13) | 8,842 | 545,760 |
| | 2,669,984 | 2,131,667 |
| **Future income taxes** (note 8) | 1,425,269 | 615,405 |
| **Asset retirement obligations** (note 9) | 150,000 | 138,357 |
| **Other long-term liabilities** (note 10) | 2,516,593 | 2,488,664 |
| | 6,761,846 | 5,374,093 |
| **Shareholders' Equity** | | |
| **Capital stock** (note 11) | 1,604,319 | 1,317,716 |
| **Contributed surplus** (note 11) | 128,682 | - |
| **Currency translation adjustment** (note 12) | 38,237 | (22,878) |
| **Retained earnings (deficit)** | 717,414 | (1,099,991) |
| | 2,488,652 | 194,847 |
| | 9,250,498 | 5,568,940 |

**Nature of operations and going concern** (note 1)

**Approved by the Board of Directors**

(signed) Hector Davila Santos Director (signed) Len Brownlie Director

The accompanying notes are an integral part of these consolidated financial statements.

# First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

**For the years ended December 31, 2004 and 2003**

(expressed in U.S. dollars)

| | 2004<br>$ | 2003<br>$<br>(Restated) |
|---|---|---|
| **Revenue** | | |
| Sales | 15,314,586 | 10,119,681 |
| **Cost and expenses** | | |
| Cost of sales (note 13(a)) | 9,859,397 | 9,100,973 |
| General and administrative (note 13(b)) | 1,184,918 | 968,149 |
| Depreciation and depletion | 1,338,839 | 1,017,867 |
| Foreign exchange (gain) loss | (4,937) | 118,689 |
| Other expense (income) | 216,550 | (13,887) |
| | 12,594,767 | 11,191,791 |
| **Earnings (loss) before income taxes** | 2,719,819 | (1,072,110) |
| **Provision for income taxes** (note 8) | 717,108 | 32,781 |
| **Net earnings (loss) for the year** | 2,002,711 | (1,104,891) |
| **(Deficit) retained earnings - Beginning of year -** as previously reported | (1,023,053) | 68,876 |
| Restated (note 2(a)) | (76,938) | (63,976) |
| **(Deficit) retained earnings - Beginning of year** - as restated | (1,099,991) | 4,900 |
| Restated (note 2(b)) | (185,306) | - |
| **Retained earnings (deficit) - End of year** | 717,414 | (1,099,991) |
| **Basic and diluted earnings (loss) per share** (note 4) | 0.05 | (0.03) |
| **Weighted average shares outstanding** | 38,116,982 | 37,760,113 |

The accompanying notes are an integral part of these consolidated financial statements.

# First Silver Reserve Inc.

Consolidated Statements of Cash Flows

**For the years ended December 31, 2004 and 2003**

(expressed in U.S. dollars)

| | 2004<br>$ | 2003<br>$<br>(Restated) |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net earnings (loss) for the year | 2,002,711 | (1,104,891) |
| Items not affecting cash | | |
| Depreciation and depletion | 1,338,839 | 1,017,867 |
| Future income taxes | 795,682 | (42,578) |
| Compensation expense | 100,445 | - |
| Unrealized loss on futures contracts | 84,498 | - |
| | 4,322,175 | (129,602) |
| Changes in non-cash working capital items | (389,636) | (279,307) |
| | 3,932,539 | (408,909) |
| **Cash flows from financing activities** | | |
| Issue of common shares | 129,581 | 130,855 |
| Funds received from shareholder | (533,380) | 545,760 |
| | (403,799) | 676,615 |
| **Cash flows from investing activities** | | |
| Resource asset expenditures | (1,447,103) | (346,274) |
| Silver futures contract deposits | (788,841) | - |
| | (2,235,944) | (346,274) |
| **Increase (decrease) in cash and cash equivalents** | 1,292,796 | (78,568) |
| **Cash and cash equivalents - Beginning of year** | 418,709 | 497,277 |
| **Cash and cash equivalents - End of year** | 1,711,505 | 418,709 |

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in U.S. dollars)

## 1 Nature of operations and going concern

First Silver Reserve Inc. (the company), through its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon is engaged in silver mining and related activities in Mexico, including exploration, extraction, and processing.

The ability of the company to continue the necessary development work at the San Martin Mine to prove additional reserves is dependent on the company raising additional outside financing. The company has received financial support from a significant shareholder, and will require additional financing from this shareholder or others in order to achieve its development goals. There can be no assurance it will be able to do so.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the company will continue operations and will be able to realize its assets and discharge its liabilities in the normal course of business, the matters described above cast doubt on the validity of that assumption. The consolidated financial statements do not reflect the adjustments that would be necessary if the company is unable to continue as a going concern.

## 2 Change in accounting policies

a) Asset retirement obligations

Effective January 1, 2004, the company retroactively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110, "Asset Retirement Obligations". Under this standard, future costs to retire an asset including dismantling, remediation, and on-going treatment and monitoring of a site are recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life.

Effective January 1, 2004, the company increased its property, plant and equipment and long-term liabilities by $32,291 and $104,745, respectively, and increased its deficit by $76,938. As the provisions of this standard have been applied retroactively, the financial statements of the prior period have been restated.

b) Stock-based compensation

Effective January 1, 2004, the company adopted the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied retroactively without restatement of prior periods. On January 1, 2004, the company increased the deficit by $185,306 and increased contributed surplus and common shares by $36,274 and $149,031, respectively.

(expressed in U.S. dollars)

c) Derivatives

The company periodically uses foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and silver prices. On January 1, 2004, the company adopted Accounting Guideline 13 (AcG 13), "Hedging Relationships", and Emerging Issues Committee Abstract 128 (EIC 128), "Accounting for Trading, Speculative or Non-Trading Derivative Financial Instruments". No adjustment was required to opening balances as a result of the adoption of these guidelines.

Derivative positions will be recorded on the balance sheet at fair value with changes in fair value recorded in the statement of earnings.

d) Depreciation in inventory

Effective January 1, 2004, the company prospectively adopted the CICA Handbook Section 1100, "Generally Accepted Accounting Principles (GAAP)". This new standard defines what constitutes Canadian GAAP and eliminates industry practice as an acceptable source of accounting guidance. Industry practice followed by the company includes the exclusion of depreciation as a component of inventoried costs. As a result, the company has amended its inventory valuation policy to include depreciation. On adoption, the company had a limited amount of inventory on hand and no significant adjustment was required.

## 3 Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the policies set out below.

**Basis of consolidation**

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary, El Pilon.

**Foreign currency translation**

Effective January 1, 2003, the company adopted the recommendations of CICA EIC-130, "Translation Method When the Reporting Currency Differs from the Measurement Currency". The functional currency of the company is the Mexican peso (PS$); however, the company reports its results in United States dollars. The company has translated its results using the current rate method. Under this method, assets and liabilities have been translated at the period-end rate and revenues and expenses at the average exchange rate during the period.

The net effect for foreign currency translation is deferred and shown as a currency translation adjustment in shareholders' equity until charged against earnings when the investment in the operation is reduced.

(expressed in U.S. dollars)

**Use of estimates**

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, asset impairment, useful lives for purposes of depreciation, and income taxes. Actual results could differ from those reported.

These consolidated financial statements are subject to fluctuations caused by, among other operational factors, the price of silver, Mexican inflation, and the U.S. dollar:Mexican peso exchange rate.

**Cash and cash equivalents**

Cash and cash equivalents comprise cash at banks and on hand and other short-term deposits maturing within 90 days of the original date of acquisition.

**Inventories**

Materials and supplies are valued at the lower of average cost and net replacement cost. In-process and finished goods inventories, including ore stockpiles when applicable, are valued at the lower of average production cost and net realizable value. Cost includes production labour, materials and depreciation of plant and equipment directly involved in the mining and production processes.

**Property, plant and equipment**

Land is carried at historical cost. Plant and equipment are recorded at cost and are depreciated over the estimated lives of the assets on a straight-line basis at the following annual rates:

| | |
|---|---|
| Buildings | 5% |
| Machinery and equipment | 10% |
| Office furniture | 10% |
| Computers | 30% |
| Vehicles | 25% |

Mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted based on a unit of production method using proven and probable reserves.

(expressed in U.S. dollars)

**Mineral properties and deferred costs**

Mineral property acquisition costs and exploration expenditures relating to properties outside the San Martin silver mine that have mineralization requiring further exploration are deferred until the property is developed, sold, abandoned, or allowed to lapse. If properties are sold, abandoned, or allowed to lapse, the related costs are then written off. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the company obtaining financing for exploration, establishing mineral reserves, and implementing profitable operations.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the discounted estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

**Income taxes**

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of its realization is more likely than not.

**Revenue recognition**

Silver revenues are recognized at quoted market prices at the time of shipment when risks and rewards of ownership pass to the customer. Final prices are determined by quoted market prices in periods subsequent to the date of sale. Subsequent variations in price are recognized as revenue adjustments until the price is finalized.

(expressed in U.S. dollars)

## 4 Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year of 38,116,982 (2003 - 37,760,113). Diluted earnings (loss) per share are calculated using the treasury stock method whereby all "in the money" options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

## 5 Silver futures contracts

The company entered into futures contracts for the receipt of 100,000 ounces of silver in May 2005, at a price of $7.72 per ounce. In connection with these contracts, the company provided deposits of $788,841. At December 31, 2004, the contracts had a fair value of ($84,800) which has been charged to income.

## 6 Inventories

| | 2004 $ | 2003 $ |
|---|---|---|
| Finished product | 195,759 | - |
| In-process inventories | 178,096 | 140,461 |
| Materials and supplies | 670,662 | 481,995 |
| | 1,044,517 | 622,456 |

(5)

(expressed in U.S. dollars)

## 7 Resource assets

| | | | 2004 |
|---|---|---|---|
| | Cost<br>$ | Accumulated depreciation and depletion<br>$ | Net<br>$ |
| **San Martin Mine** | | | |
| Land | 42,901 | - | 42,901 |
| Buildings | 1,394,068 | (785,688) | 608,380 |
| Machinery and equipment | 3,637,010 | (2,033,470) | 1,603,540 |
| Deferred mine development | 5,605,304 | (4,120,389) | 1,484,915 |
| Office furniture | 129,653 | (71,292) | 58,361 |
| Computers | 76,464 | (61,339) | 15,125 |
| Vehicles | 327,090 | (239,577) | 87,513 |
| | 11,212,490 | (7,311,755) | 3,900,735 |
| **Cuitaboca** | 20,000 | - | 20,000 |
| | 11,232,490 | (7,311,755) | 3,920,735 |

| | | | 2003 (Restated) |
|---|---|---|---|
| | Cost<br>$ | Accumulated depreciation and depletion<br>$ | Net<br>$ |
| **San Martin Mine** | | | |
| Land | 42,736 | - | 42,736 |
| Buildings | 1,374,697 | (657,752) | 716,945 |
| Machinery and equipment | 3,151,187 | (1,687,419) | 1,463,768 |
| Deferred mine development | 3,854,111 | (2,435,719) | 1,418,392 |
| Office furniture | 109,625 | (60,772) | 48,853 |
| Computers | 68,222 | (62,866) | 5,356 |
| Vehicles | 272,572 | (243,067) | 29,505 |
| | 8,873,150 | (5,147,595) | 3,725,555 |

### Cuitaboca Claims, Mexico

On November 25, 2004, El Pilon entered into an option agreement with Consorcio Minero Latinamericano, S.A. de C.V. (Consorcio), a private Mexican company with a director in common, for the purchase of a 100% interest in seven mining claims (the Cuitaboca Claims) located in the State of Sinaloa, Mexico. To purchase the claims, El Pilon must pay a total of $2,500,000 in staged cash payments by November 25, 2010. During 2004, $20,000 had been spent on the agreement. A 2.5% net smelter returns royalty on the claims may be purchased for $500,000 during the term of the agreement or for a period of 12 months thereafter.

(6)

(expressed in U.S. dollars)

## 8 Income taxes

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities at December 31, 2004 and 2003 are as follows:

| | 2004<br>$ | 2003<br>$<br>(Restated) |
|---|---|---|
| Future income tax assets | | |
| Unused tax losses | 649,034 | 967,132 |
| Resource assets | 69,558 | 64,668 |
| Other provisions | 481,538 | 965,944 |
| | 1,200,130 | 1,997,744 |
| Future income tax liabilities | | |
| Inventory | (300,737) | (196,703) |
| Accounts receivable | (602,232) | (535,809) |
| Resource assets - Mexico | (847,850) | (713,988) |
| | (1,750,819) | (1,446,500) |
| Net future tax (liability) asset before valuation allowances | (550,689) | 551,244 |
| Less: | | |
| Valuation allowance - Mexico | (235,982) | (596,285) |
| Valuation allowance - Canada | (638,598) | (570,364) |
| Net future tax liability | (1,425,269) | (615,405) |

The recovery of income taxes shown in the consolidated statement of earnings and retained earnings differs from the amounts obtained by applying statutory rates to the earnings (loss) before income taxes due to the following:

| | 2004<br>$ | 2003<br>$<br>(Restated) |
|---|---|---|
| Statutory rate | 35.62% | 37.62% |
| Income tax at statutory rates | 968,800 | (403,327) |
| Difference in foreign tax rates | (31,247) | 38,544 |
| Change in valuation allowance | (336,224) | 350,482 |
| Reduction in tax rates | (49,839) | - |
| Other non-deductible | 244,192 | (28,276) |
| Mexican minimum asset tax | (78,574) | 75,358 |
| | 717,108 | 32,781 |

The company has estimated Canadian non-capital tax losses of $1,597,000 expiring between 2005 and 2011 and estimated Mexican non-capital losses of $265,000 in 2013.

(7)

(expressed in U.S. dollars)

## 9 Asset retirement obligations

The company's asset retirement obligations relate to the retirement and remediation of the San Martin Mine.

The asset retirement obligations have been recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 8%. The undiscounted future cash flows are estimated to be $189,000 and are expected to be incurred at the end of the life of the mine, estimated to be 2008.

The following table summarizes the movements in the asset retirement obligation activities for the years ended December 31, 2004 and 2003:

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| At January 1 | 138,357 | 137,363 |
| Accretion expense | 10,997 | 10,662 |
| Foreign currency translation adjustments | 646 | (9,668) |
| At December 31 | 150,000 | 138,357 |

## 10 Other long-term liabilities

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The company believes it will retain the amount received from the bank but the ultimate outcome is uncertain. Principal, interest and penalties have been accrued and are included in other long-term liabilities.

(expressed in U.S. dollars)

## 11 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

| | Number of shares | $ |
|---|---|---|
| Balance - December 31, 2002 | 37,671,921 | 1,186,861 |
| Exercise of options | 285,000 | 130,855 |
| Balance - December 31, 2003 | 37,956,921 | 1,317,716 |
| Stock-based compensation retroactive adjustment (note 2(b)) | - | 149,031 |
| Exercise of options | 235,000 | 137,572 |
| Balance - December 31, 2004 | 38,191,921 | 1,604,319 |

**Stock options outstanding**

The company has a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at December 31, 2004 and 2003 and the changes for the years then ended:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number of shares | Weighted average exercise price CA$ | Number of shares | Weighted average exercise price CA$ |
| Options outstanding - Beginning of year | 710,000 | 0.67 | 745,000 | 0.57 |
| Granted | 125,000 | 1.64 | 250,000 | 1.03 |
| Exercised | (235,000) | 0.72 | (285,000) | 0.72 |
| Options outstanding and exercisable - End of year | 600,000 | 0.85 | 710,000 | 0.67 |

(expressed in U.S. dollars)

As at December 31, 2004, the following stock options were outstanding and exercisable:

| Number of shares | Exercise price CA$ | Expiry date | Weighted average remaining life (years) |
|---|---|---|---|
| 405,000 | 0.55 | 2005 | 0.6 |
| 30,000 | 0.93 | 2008 | 3.4 |
| 50,000 | 1.42 | 2008 | 3.6 |
| 115,000 | 1.64 | 2009 | 4.4 |
| 600,000 | | | 1.7 |

Pro forma earnings and earnings per share information determined under the fair value method of accounting for stock options for the year ended December 31, 2003 are as follows:

| | 2003 $ (Restated) |
|---|---|
| Net loss | |
| As reported | 1,104,891 |
| Compensation expense | 113,470 |
| Pro forma | 1,218,361 |
| Net loss per share | |
| As reported | (0.03) |
| Pro forma | (0.03) |

For the year ended December 31, 2004, the company recorded stock-based compensation expense of $100,445 which is included in general and administration expense. The weighted average grant date fair value of options granted in the year was CA$1.05 per share.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

| | |
|---|---|
| Expected dividend yield | 0% |
| Expected stock price volatility | 75% |
| Risk-free interest rate | 2% - 4% |
| Expected life of options | 5 years |

Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

(10)

(expressed in U.S. dollars)

**Contributed surplus**

| | 2004 $ | 2003 $ |
|---|---|---|
| Balance - Beginning of year | - | - |
| Stock-based compensation retroactive adjustment (note 2(b)) | 36,274 | - |
| Stock-based compensation expense for the year | 100,445 | - |
| Transfers upon exercise of options | (8,037) | - |
| Balance - End of year | 128,682 | - |

## 12 Currency translation adjustment

This adjustment represents the net foreign currency translation adjustment (CTA) on the Company's net investment in self-sustaining foreign operations. The unrealized gain (loss) from changes in exchange rates makes up part of the change in balance sheet accounts with respect to their related cash inflows and outflows. Accordingly, these changes within the CTA result in amounts on the statements of cash flows that may differ from the actual movement noted in the reporting currency of particular balance sheet items.

| | 2004 $ | 2003 $ (Restated) |
|---|---|---|
| Opening balance | (22,878) | - |
| Unrealized gain (loss) from change in exchange rate | 61,115 | (22,878) |
| Closing balance | 38,237 | (22,878) |

## 13 Related party transactions

a) During the year ended December 31, 2004, the company paid $1,047,640 (2003 - $964,007) for hauling costs to a company with shareholders related to an officer and director of the company. Supplies of $126,411 (2003 - $135,095) were sold at cost to the same company.

b) During the year ended December 31, 2004, the company obtained management and office services from companies each related by virtue of a common director and officer. The total cost for these services amounted to $39,301 (2003 - $34,480).

c) As at December 31, 2004, the company owes $8,842 (2003 - $545,760) to a director of the company. The loan is due on demand and has no fixed interest rate.

(expressed in U.S. dollars)

## 14 Segmented information

The company has one operating segment, silver mining and related activities including exploration, extraction, and processing at the San Martin Mine. All capital assets of the company are located in Mexico.

## 15 Financial instruments

a) Credit risk

Concentration of credit risk in trade accounts receivable is with one commodity dealer. The company considers the risk of non-performance to be remote due to the credit-worthiness of this broker and the company's experience with it.

b) Fair values

The carrying values of cash and cash equivalents, accounts receivable, silver futures contract deposits and accounts payable and accrued liabilities reflected in the company's consolidated balance sheets approximate fair values.

# CORPORATE INFORMATION

## CORPORATE ADDRESS

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

## DIRECTORS AND OFFICERS

**Hector Davila Santos**
*Director, President, CEO*
Guadalajara, Mexico

**Jim O'Rourke, P.Eng.**
*Director*
Vancouver, B.C.

**Victor Garcia Jimenez**
*Director*
Mexico City, Mexico

**Len W. Brownlie, Ph.D**
*Director and Corporate Secretary*
Vancouver, B.C.

**Robert Young, P.Eng.**
*Director*
Vancouver, B.C.

**Rodney A. Shier, C.A.**
*Vice-President Finance and CFO*
Vancouver, B.C.

## LISTED

**Toronto Stock Exchange**
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

## TRANSFER AGENT

**Computershare Trust**
510 Burrard Street
Vancouver, B.C.
V6C 3B9

## SOLICITORS

**Farris, Vaughan, Wills & Murphy**
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

**Garcia Jimenez & Associados**
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

## AUDITORS

**PricewaterhouseCoopersLLP**
250 Howe Street
Vancouver, B.C.
V6C 3S7

**PricewaterhouseCoopers**
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico

82-3449

RECEIVED
2005 JUN -7 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# FIRST SILVER RESERVE INC.

**2005 ANNUAL AND SPECIAL MEETING**

Notice of Annual and Special Meeting of Shareholders
Management Proxy Circular

**Place:** Suite 584, 885 Dunsmuir Street
Vancouver, British Columbia

**Time:** 2:00 p.m. (Vancouver time)

**Date:** Friday, June 3, 2005

22646\498525\V2.RMT
050505/1059/ 97

# FIRST SILVER RESERVE INC.

## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**TAKE NOTICE** that the Annual and Special Meeting (the "Meeting") of the Shareholders of **First Silver Reserve Inc.** (the "Company") will be held at **Suite 584 – 885 Dunsmuir Street, Vancouver, British Columbia**, on **Friday** the **3rd** day of **June, 2005** at **2:00 p.m.** for the following purposes:

1. To receive the Audited Financial Statements of the Company for the year ended December 31, 2004, together with the Auditor's Report thereon.
2. To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.
3. To elect Directors for the ensuing year.
4. To consider and, if thought appropriate, to pass a special resolution to remove the Pre-existing Company Provisions under the *Business Corporations Act* (British Columbia), as described in the accompanying Information Circular dated April 7, 2005;
5. To consider and, if thought appropriate, to pass a special resolution to replace the Company's existing Articles pursuant to *the Business Corporations Act* (British Columbia), as described in the accompanying Information Circular dated April 7, 2005;
6. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

**A Proxy Statement and Information Circular and Form of Proxy accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.**

**The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed April 7, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.**

**A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.**

**DATED** this 7th day of **April, 2005**.

**BY ORDER OF THE BOARD**

**"Hector Davila" (signed)**
President and CEO

22646\498525\V2.RMT
050505/1059/ 97

FORM 51-102F5
MANAGEMENT PROXY CIRCULAR
OF FIRST SILVER RESERVE INC.
FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This information is given as of **April 7, 2005** unless otherwise stated.

## I. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **First Silver Reserve Inc.** (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of the Shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

## II. PERSONS OR COMPANIES MAKING THE SOLICITATION

**The enclosed Instrument of Proxy is solicited by Management.** Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

## III. APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Shareholder has the right to appoint a person other than the persons named in the enclosed Instrument of Proxy to attend and act for him on his behalf at the Meeting. To exercise this right, a Shareholder shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays, or with the Chairman of the Meeting, prior to the commencement of the Meeting.**

The Instrument of Proxy must be dated and be signed by the Shareholder or by his Attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

**In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the**

**Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.**

NON-REGISTERED HOLDERS

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.** More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary,**

**including those regarding when and where the proxy or proxy authorization form is to be delivered.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

## IV. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

**In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions and the nominees proposed by management.** The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

## V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 7, 2005, **38,191,921** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every Shareholder present in person shall have one vote and, on a poll, every Shareholder shall have one vote for each share of which he is the holder.

Only Shareholders of record on the close of business on **April 7, 2005** who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Executive Officers of the Company, the following Shareholders beneficially own directly or indirectly shares carrying more than 10% of the voting rights attached to all shares of the Company:

| Name and address | Number of Common Shares | Percentage of Common Shares |
|---|---|---|
| Hector Davila Santos [1] | 27,117,367 | 71.00% |

The above information was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of **April 7, 2005**.

## VI. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Executive Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Executive Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

## VII. INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out below or elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

During the year the Company paid $1,047,640 to a trucking company for the haulage of ore from the San Martin mine to the mill processing facility. In addition, supplies of $126,411 were sold at cost to the same company. This company is owned by Minera Tototlan del Oro, SA de CV ("Tototlan") of Guadalajara, Jasico State, Mexico. Hector Davila Santos, the President, CEO and director of the Company, owns 20% of the shares of Tototlan. The remaining shares of Tototlan are owned by four relatives of Mr. Davila Santos.

## VIII. FORM 51-102F6: STATEMENT OF EXECUTIVE COMPENSATION

### A. Executive Officers of the Company

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer ("CEO");

(b) the Company's chief financial officer ("CFO") if any;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year, and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

As at December 31, 2004, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, being Hector Davila Santos, President and Chief Executive Officer and Rodney A. Shier, the Chief Financial Officer of the Company.

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed financial years.

| Name and Position of Principal[3] | Fiscal Year Ending | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Securities Under Options/SAR's[1] Granted (#) | Restricted Shares or Restricted Share Units (#) | LTIP[2] Pay-Outs (#) | All Other Compen-sation |
| Hector Davila Santos President and Chief Executive Officer | 2004 | 127,693 | 10,000 | Nil | 25,000 | Nil | Nil | Nil |
| | 2003 | 112,279 | 9,802 | Nil | 50,000 | Nil | Nil | Nil |
| | 2002 | 104,908 | 8,260 | Nil | Nil | Nil | Nil | Nil |
| Rodney A. Shier, Chief Financial Officer | 2004 | 23,104 | 1,925 | Nil | Nil | Nil | Nil | Nil |
| | 2003 | 21,489 | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2002 | 19,117 | Nil | Nil | 150,000 | Nil | Nil | Nil |

(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company. No securities of the Company are subject to SARS awards and no SARS have ever been issued by the Company.

(2) "LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or stock appreciation right plans or plans to compensation through restricted shares or restricted share units. The Company has no LTIP.

(3) Amounts shown are in United States dollars.

### B. Options/SARs Granted During Most Recently Completed Financial Year

During the Company's completed financial year ended **December 31, 2004**, the Company granted the following stock options to Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

| Name | Securities Under Options/ SARs Granted (#) | Per cent of Total Options/SARs Granted to Employees in Financial Year | Exercise or Base Price ($/share) | Market Value of Securities Underlying Options/SARs on the Date of Grant [1] ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Hector Davila Santos President and Chief Executive Officer | 25,000 | 20% | $1.64 | $1.64 | June 14, 2009 |

(1) Calculated as the closing price of the Company's shares on the TSX on the date of grant.

### C. Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets out details of all exercises of incentive stock options by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officer, other officers or directors.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) [1] | Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#) | Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable / Unexercisable [2] ($) |
|---|---|---|---|---|
| Hector Davila Santos | 150,000 | $232,500 | 460,000 / Nil | $610,050/ Nil |

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price of $0.55, $1.42 or $1.64, respectively. The closing market price of the Company's shares as at December 31, 2004, (ie. fiscal year end) was $2.03.

During the most recently completed fiscal year, no incentive stock options or stock appreciation rights (SARS) were repriced.

**D. Defined Benefit Plans, Termination of Employment, Change in Responsibilities and Employment Contracts**

No benefit plan exists between the Company and the named executive officers

No employment contract exists between the Company and the Chief Executive Officer.

There are no compensatory plans or arrangements with respect to the Chief Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Pursuant to a management agreement (the "LASRAS Agreement") dated June 22, 1998 between the Company and LASRAS Holdings Ltd. ("LASRAS"), a private company wholly-owned by Rodney Shier, the Chief Financial Officer of the Company, the Company agreed to pay a monthly fee of C$2,500 to LASRAS for financial management services. The LASRAS Agreement may be terminated by either party with 30 days' written notice.

**E. Compensation Committee**

The Compensation Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the year ending December 31, 2004, this Committee met once. During the year ending December 31, 2004, this Committee was composed of Hector Davila Santos, Robert Young and James Calhoun O'Rourke, all of whom were unrelated directors, except for Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

## F. Report on Executive Compensation

The principal goal of the Company is to maximize shareholder value. The Company's compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long term interests of the Company and linking executive compensation to the performance of the Company. Executive compensation is designed to attract, motivate and retain managers with exceptional executive skills Such executives are in keen demand in a very competitive business environment.

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry when considered within the context of the proportion of the executive's time devoted to the position. The salary of the Chief Executive Officer has been relatively constant for several years.

An annual bonus has traditionally been provided to all Mexican based employees of the Company, including the Chief Executive Officer. The size of the annual bonus paid to executive officers is limited to one month's salary.

The Company's stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole. In recent years, stock option grants to existing directors have been modest, amounting to, in aggregate, 250,000 options in 2003 and 125,000 options in 2004.

## G. Performance Graph

The following graph compares the year end investment value in the cumulative total shareholder return for $100 invested in common shares of the Company against the cumulative total return of the S&P/TSX Composite Index since January 01, 2000 until the fiscal year ended December 31, 2004.


Comparison of Five-Year Cumulative Total Shareholder Return on Common Shares of the Company and the S&P/TSX Composite Index
Value of $100 initial investment
300
250
200
150
100
50
0
Jan. 01, 2000
2000
2001
2002
2003
2004
FSR
S&P/TSX Index

## H. Compensation of Directors of the Company

No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2004, with the following exception:

Pursuant to a management agreement (the "Brownlie Agreement") dated June 22, 1998 between the Company and Brownlie Management Ltd. ("Brownlie"), a private company wholly-owned by Len Brownlie, the Secretary and a director of the Company, the Company agreed to pay a monthly fee of C$2,500 to Brownlie for management services. The Brownlie Agreement may be terminated by either party with 30 days' written notice.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted 100,000 incentive stock options to directors or officers other than the Named Executive Officers.

## I. Management Contracts

Management functions of the Company are performed by directors and officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

# IX. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company currently has a "fixed" Stock Option Plan ("the Plan") for Directors, Officers and Employees. The Plan reserves up to 3,650,000 common shares to be issued pursuant to stock option grants. This number represents 10% of the issued common shares at the inception of the plan in 1998. The Plan was most recently approved by Shareholders at the Annual General Meeting of the Company held on June 22, 1998. Details of the Plan are as follows:

| Plan Category | Number of Securities To be Issued Upon exercise of outstanding options, warrants and rights[1] (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of Securities remaining available for future issuance under the plan (c) |
|---|---|---|---|
| Equity Compensation Plans Approved by Securityholders | 600,000 (1.57%)[1] | $0.85 | 1,380,000 (3.61%)[1] |
| Equity Compensation Plans Not Approved by Securityholders | nil | nil | nil |
| **Total:** | **600,000** | **$0.85** | **1,380,000** |

(1) As a percentage of the Company's currently outstanding capital

The Plan provides that:

(i) the exercise price for any options granted under the Plan will not be lower than the market price of the shares at the time the option is granted;

(ii) the number of shares reserved for issuance to any one person shall not exceed five percent (5%) of the outstanding shares of the Company;

(iii) the maximum number of shares reserved for issuance pursuant to stock options granted to insiders shall not exceed 10% of the outstanding shares of the Company or 3,650,000 shares;

(iv) the maximum number of shares issued to insiders in a one year period shall not exceed 10% of the outstanding shares of the Company;

(v) the maximum number of shares issued to any one insider and such insider's associates, within a one year period shall not exceed 5% of the outstanding shares of the Company;

(vi) subject to section (vi) below, upon ceasing to be an eligible optionee, such optionee has until the earlier of (i) the original expiry date and (ii) three months from the date that such cessation occurs, to exercise his options, unless such optionee is discharged from his duties for cause, in which case the option expires on the date of termination;

(vii) if an eligible optionee ceases to be an optionee due to death, the options held by such optionee will be exercisable by the optionee's legal representative for a period of either (i) six months or (ii) the original expiry date, whichever is earlier;

(viii) the Plan provides that the board of directors may, at any time, amend or revise the terms of the Plan, provided that such amendment or revision shall not alter the terms of any options theretofore granted under the Plan. Amendments to the Plan do not require shareholder approval. No amendments to this plan have been adopted since inception of the plan in 1998;

(ix) options may be exercisable for a period of up to 5 years;

(x) the Plan does not provide for a vesting period and does not contemplate the granting or conversion of security purchase agreements or market or stock appreciation rights;

(xi) there is no provision for financial assistance to be provided by the Company to optionees to facilitate the purchase of shares;

(xii) there are no entitlements or arrangements previously granted but subject to ratification by shareholders; and

(xiii) the options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within six months from the date of the optionee's death;.

## X. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current Directors or Executive Officers and employees or former Executive Officers, directors or employees of the Company or its subsidiaries or any associates or affiliates of the Company or its subsidiaries, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

## XI. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries with the following exception:

During 2004, the President and Chief Executive Officer lent the Company the sum of US$545,760 subject to a demand loan, on which there is no fixed interest rate. This amount was repaid during 2004.

## XII. PARTICULARS OF MATTERS TO BE ACTED UPON

### A. Appointment of Auditor

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on April 4, 1997.

### B. Number of Directors

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at five for the ensuing year.

### C. Election of Directors

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. No director is to be elected under any arrangement or understanding between the proposed director and any other person or company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Business Corporations Act* (British Columbia) ("Business Corporations Act").

In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director but, if such an event should occur for any reason prior to the Meeting, the proxies named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the Shareholder has specified otherwise in the form of proxy.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

| Name and Residence of Proposed Directors and Present Offices Held [1] | Principal Occupation or Employment for Last Five Years [1] | Date(s) Served as a Director | Number of Shares |
|---|---|---|---|
| **Hector Davila Santos**[3,4]<br>*Chairman of the Board, President and Chief Executive Officer*<br>Jalisco, Mexico | Director General of Minera El Pilon S.A. de C.V., the Company's wholly owned Mexican subsidiary | Since January 24, 1997 | 27,117,367 Common [1] |
| **Len W. Brownlie, Ph.D**<br>*Director and Corporate Secretary*<br>British Columbia, Canada | President of Brownlie Management Ltd.; Director and/or officer of various publicly traded companies | Since June 22, 1998 | Nil |
| **Victor Garcia Jimenez**[2]<br>*Director*<br>D.F., Mexico | Lawyer with the firm of Garcia Jimenez & Associados | Since January 24, 1997 | Nil |
| **Jim O'Rourke, B.A.Sc.** [2,3,4]<br>*Director*<br>British Columbia, Canada | Chairman of the Board of Compliance Energy Corporation | Since June 22, 1998 | Nil |
| **Robert Young, B.A.Sc** [2,3,4]<br>*Director*<br>British Columbia, Canada | Independent Geological Consultant, formerly Vice-President, Special Projects and South American Exploration, Teck Limited | Since June 17, 2003 | Nil |

(1) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Member of the Audit Committee.

(3) Members of the Company's Compensation Committee.

(4) Members of the Company's Corporate Governance Committee.

Note: The Company does not have an Executive Committee

## Corporate Cease Trade Orders and Bankruptcies

None of the proposed directors of the Company are or have been within the 10 years before the date of this Circular: a director, or executive officer of any issuer that, while that person was acting in that capacity, was

(a) the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Additionally, none of the proposed directors of the Company are or have, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become a subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the directors or officers of the Company have been subject to a penalty, sanction or settlement agreement relating to Canadian securities legislation or by a Canadian securities regulatory authority.

**D. Removal of Pre-existing Company Provisions ) and the Adoption of New Articles of the Company Pursuant to the *Business Corporations Act* (British Columbia)**

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the "new Act") and repealed the Company Act (the "former Act"), which previously governed the Company. Under the new Act, all companies which were incorporated, amalgamated or continued under the former Act must be transitioned under the new Act within two years and as of the date of Meeting, the Company's board of directors will have taken the necessary steps in regard to this requirement. The new Act removes many of the restrictions contained in the former Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The new Act uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

The Company is seeking shareholder approval for the replacement of the Company's existing Articles with new articles (the "New Articles") which will incorporate some of the more flexible provisions of the new Act. The directors of the Company believe that amending the Company's Notice of Articles by filing a Notice of Alteration and replacing the Company's existing Articles with the New Articles to bring the Company's charter documents into line with the New Act.

In order to be effective, the proposed special resolutions must be approved by a 3/4 majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe that the passing of the following special resolutions is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

**PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE FOLLOWING SPECIAL RESOLUTIONS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.**

**I. Pre-Existing Company Provisions**

As a pre-existing company under the former Act, the Company is subject to provisions contained in the new Act called the Pre-existing Company Provisions (the "PCPs"). Under the new Act, the Company has the option of no longer being subject to these PCPs if shareholders approve this change. Given the Company's status as a public company, the PCPs that have specific application to the Company are as follows:

1) The PCPs provide that the number of votes required to pass a special resolution or a special separate resolution is 3/4 of those votes cast. This is the majority that was required under the former Act.

2) subject to several exceptions, if the Company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer.

The new Act allows a special resolution to be passed by 2/3 of those votes cast. The Company proposes to remove the PCPs so that the new Act threshold of a 2/3 majority to pass a special resolution will apply to the Company (see "Replacement of Articles" below).

Management believes that the removal of the PCPs will provide the Company with greater flexibility for future corporate activities and make the Company's charter more consistent with those of companies in other jurisdictions. The following is the text of the proposed special resolution:

**"BE IT RESOLVED, as a special resolution, that:**

(a) the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions; and

(b) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Provisions, and to do such further acts, as may be necessary to give full effect to this special resolution."

## II. Replacement of Articles

*Under the new Act , a company's articles now include information previously contained in a company's* Memorandum and the new Act also permits a company to remove the limitations on a company's authorized share capital. To take advantage of the flexibility provided in the new Act, the directors of the Company have sought to modernize the Company's governing rules. If shareholders adopt the New Articles, a 2/3 majority vote, including if applicable a vote by an affected class, will be required for substantive changes to the corporate charter of the Company such as: the creation, variation or abrogation of special rights and restrictions attached to issued shares; the subdivision, consolidation, change from shares with par value to shares without par value and vice versa; the change of designation of shares; and any proposed amalgamation or continuance of the Company out of the jurisdiction. The more notable provisions and main differences between the Company's existing Articles and the New Articles are as follows:

| Old Act and Existing Articles & Memorandum | New Act and Proposed New Articles |
|---|---|
| Current authorized share capital is 100,000,000 common shares without par value. | The authorized share capital will be an unlimited number of common shares without par value. |
| Should the Company cease to be a reporting issuer in British Columbia, any shares that are to be transferred must first be approved by the directors by way of a resolution. | There is no parallel requirement in the new Articles. |
| If the Company offers to purchase any of its | There is no parallel requirement in the new |

| Old Act and Existing Articles & Memorandum | New Act and Proposed New Articles |
|---|---|
| own securities, it must subject to certain exceptions, extend the offer on a proportionate basis to all shareholders holding the same class or series or shares. | Articles. |
| The former Act required any amendments to special rights and restrictions attached to a class of shares to be approved by a special resolution. | By ordinary resolution, the Company may amend the special rights and restricting attaching to a class of shares. |
| Special resolution may only be passed if 3/4 of the votes cast are in favour of the resolution. | Special resolution may only be passed if 2/3 of the votes cast are in favour of the resolution. |
| By ordinary resolution the Company may increase its authorized share capital and increase the par value of any class of shares with a par value. Special resolution for other changes to authorized share structure. | By ordinary resolution, the Company may alter its authorized capital and increase or decrease the par value of any class of shares with a par value. Special resolution for other changes to authorized share structure. |
| Annual general meetings must be held within 13 months after the date of the last annual general meeting. | Annual general meetings must be held within 15 months after the date of the last annual general meeting under the new Act. |
| No specific requirement for length of time ballots cast and proxies voted at shareholder meetings must be retained. | Ballots cast and proxies voted at shareholder meetings must be retained for three months and be available for review by any shareholder or proxyholder entitled to vote at the meeting. |
| A reporting company was required to provide an advance notice of any general meeting at which directors would be elected. | This requirement has been removed in the new Act. |
| Quorum for shareholder meetings is two shareholders or proxyholders present at the meeting holding one-tenth of the issued shares | Quorum for shareholder meetings is one person who is or who represents by proxy, one or more shareholders who, in the aggregate, hold at least one issued share. |
| Directors are required to retire at each annual general meeting, but shall be eligible for re-election | The Directors' term of office shall be one year, unless specified by an ordinary resolution of the shareholders, such term not exceeding five years. |
| Shareholders must either set the remuneration of the auditor or, by ordinary resolution, authorize the directors to do so. | The directors may set the remuneration of the auditor. |

| Old Act and Existing Articles & Memorandum | New Act and Proposed New Articles |
|---|---|
| Special Resolution required to change the Company's name. | Directors' resolution to change the Company's name. |
| The former Act required every general meeting of a company to be held in British Columbia as at a place outside British Columbia that the Registrar of Companies approved. | Directors' resolution to approve location outside British Columbia. |
| The former Act required a majority of directors to be Canadian residents | There are no residency requirements. |
| Special resolution to remove a director. | Special resolution to remove a director. |

Pursuant to the enactment of the *Business Corporations Act* (British Columbia), in order to bring the Company's corporate documents in line with the new Act, the shareholders of the Company are being asked to approve the following special resolutions:

**"BE IT RESOLVED, as special resolutions that:**

(a) the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting the Articles substantially in the form submitted to the meeting as the Articles of the Company; and

(b) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration, and to do such further acts, as may be necessary to give full effect to these special resolutions."

## XIII. CERTAIN MATTERS PERTAINING TO CORPORATE GOVERNANCE

### Audit Committee

Pursuant to the *British Columbia Business Corporations Act*, the Company is required to have an Audit Committee which at present consists of Jim O'Rourke, Victor Garcia Jimenez and Robert Young.

The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee and must disclose certain information regarding the composition of the Audit Committee, the Relevant Education and Experience of Committee Members, the Company's reliance on Certain Exemptions and the fees charged by External Auditors. This information has been included on pages 22 to 26 of the Company's Form 51-102F2 Annual Information Form, a copy of which is available at www.sedar.com or from the Company, upon request.

## XIV. STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines, and the Company's conformity to each guideline.

### Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process;
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk;
- the Company's succession planning, including appointing, training and monitoring senior management;
- the Company's major business development initiatives;
- the integrity of the Company's internal control and management information systems;
- the Company's policies for communicating with shareholders and others; and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget;
- approval of the Company's business plan;
- acquisition of, or investments in new business;
- changes in the nature of the Company's business;
- changes in senior management; and
- all matters as required under the British Columbia *Business Corporations Act.*

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2004, the Board formally met four times.

### Board Composition and Independence from Management

#### Composition of the Board

The Board of Directors currently consists of 5 directors: Hector Davila Santos; Len W. Brownlie; Victor Garcia Jimenez; Robert Young and James C. O'Rourke.

#### Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgement, independent of management.

On an application of these definitions, three of the Company's five existing directors are unrelated. The related directors of the Company are Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company and Len W. Brownlie, the Corporate Secretary of the Company. Mr. Davila Santos is also a significant shareholder.

**Independence of the Board from Management**

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

**Size of the Board**

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

**Board Committees**

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. Each of these committees is comprised of a majority of unrelated directors. The committees, their mandates and memberships are outlined below:

**Audit Committee**

The Audit Committee meets with the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the year ending December 31, 2004, this Committee met four times. During the year ending December 31, 2004, this Committee was composed of Victor Garcia Jimenez, Robert Young and James Calhoun O'Rourke, all of whom were unrelated directors.

**Compensation Committee**

The Compensation Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the year ending December 31, 2004, this Committee met once. During the year ending December 31, 2004, this Committee was composed of Hector Davila Santos, Robert Young and James Calhoun O'Rourke, all of whom were unrelated directors, except for Hector

Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

**Corporate Governance Committee**

The Corporate Governance Committee is responsible for developing the approach of the Company to the matters of corporate governance including the mandate, size and composition of the board of directors and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. During the year ending December 31, 2004, this Committee was composed of Hector Davila Santos, Robert Young and James Calhoun O'Rourke, all of whom were unrelated directors, except for Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

**Company Information and Contacting the Company**

Additional Information on the Company may be found at www.sedar.com. More detailed financial information on the Company is available in the Company's comparative Financial Statements and Management Discussion and Analysis ("MD&A"), copies of which may be requested by shareholders who contact the Company by mail at Suite 584 – 885 Dunsmuir St., Vancouver, B.C., V3C 6N2.

**Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.**

**DATED at Vancouver, British Columbia, this 7th day of April, 2005.**

**BY ORDER OF THE BOARD**
**(signed) "Hector Davila Santos"**
President and CEO

SCHEDULE "A"

| TSX Corporate Governance Committee Guidelines | | Does the Company Conform? | Comments |
|---|---|---|---|
| 1 | Board should explicitly assume responsibility for stewardship of the Company specifically for: | | |
| (a) | adoption of a strategic planning process | Yes | The Board reviews strategic plans formally on an annual basis, and informally as required. |
| (b) | identification of principal risks, and implementing risk management systems | Yes | The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis. |
| (c) | succession planning and monitoring senior management | Yes | The Board as a whole has the responsibility for succession planning as it relates to senior management. The Compensation Committee monitors the performance of senior management generally. The Board also reviews the performance of senior management. |
| (d) | communications policy | Yes | The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed. |
| (e) | integrity of internal control and management information systems | Yes | The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters. |
| 2 | Majority of directors should be "unrelated" (independent of management and free from conflicting interest) | Yes | Hector Davila Santos the Chairman, President and Chief Executive Officer Hector Davila Santos is related<br><br>Len W. Brownlie - corporate officer, is related |

| | TSX Corporate Governance *Committee Guidelines* | Does the Company *Conform?* | *Comments* |
|---|---|---|---|
| 3 | Disclosure for each director whether he or she is related, and how that conclusion was reached | Yes | Hector Davila Santos - Related - is Chairman, President and Chief Executive Officer of the Company.<br><br>Len W. Brownlie – Related – corporate officer<br><br>For the remainder of directors, none of them or their associates have:<br><br>- worked for the Company<br>- material contracts with the Company<br>- received remuneration from the Company in excess of directors' fees and stock options<br>- a significant shareholding or a relationship with a significant shareholder<br><br>Victor Garcia Jimenez - Unrelated<br><br>Robert Young – Unrelated<br><br>James Calhoun O'Rourke - Unrelated |
| 4.a. | Appoint a committee responsible for appointment/ assessment of directors | Yes | The Corporate Governance Committee has the mandate to assess the performance and qualification of directors and to assess and recommend potential nominees to the Board. |
| 4.b. | Composed exclusively of non-management directors, the majority of whom are unrelated. | Yes | |
| 5 | Implement a process for assessing the effectiveness of the board, its committee and directors | Yes | The Corporate Governance Committee has the mandate to review. |
| 6 | Provide orientation and education programs for new directors | Yes | Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors. In the past, all new directors have received corporate governance materials and have performed due diligence trips to the mine site |
| 7 | Consider reducing size of board, with a view to improving effectiveness | Yes | The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time. |

| TSX Corporate Governance Committee Guidelines | | Does the Company Conform? | Comments |
|---|---|---|---|
| 8 | Review compensation of directors in light of risks and responsibilities | Yes | The Compensation Committee considers the compensation of directors periodically and brings the resulting suggestions to the Board for its consideration. |
| 9.a. | Committees should generally be composed of non-management directors | Yes | All board committees are composed a majority of non-management directors. Specifically, the audit committee is composed entirely of non-management directors. |
| 9.b. | Majority of committee members should be unrelated. | Yes | All board committees are composed of a majority of unrelated directors. |
| 10 | Appoint a committee responsible for approach to corporate governance issues | Yes | The Corporate Governance Committee has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company. |
| 11.a. | Define limits to management's responsibilities by developing mandates for: | | |
| | i) the Board | Yes | There is no specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board. |
| | ii) the CEO | Yes | The objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO. |
| 11.b. | Board should approve CEO's corporate objectives | Yes | The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO. |
| 12 | Establish structures and procedures to enable the Board to function independently of management | Yes | On occasions where it is considered advisable, the Board has met in the absence of management. All Board committees are comprised of a majority of non-management members. |

| TSX Corporate Governance Committee Guidelines | | Does the Company Conform? | Comments |
|---|---|---|---|
| 13.a | Establish an audit committee with a specifically defined mandate | Yes | The Audit Committee has developed a written mandate which addresses its' roles in audit functions, the preparation of financial statements, review of press releases on financial results, review of other regulatory documents as required, and meeting with outside auditors independently of management. |
| 13.b . | All members should be non-management directors | Yes | |
| 14 | Implement a system to enable individual directors to engage outside advisors, at Company's expense | No | No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made. |

# Proxy

**ANNUAL GENERAL MEETING OF SHAREHOLDERS OF**

**First Silver Rserve Inc.**

**TO BE HELD AT Suite 584 – 885 Dunsmuir Street, Vancouver, B.C. V6C 1N5**

**ON Friday, June 3, 2005, AT 2:00 PM**

**The undersigned member ("Registered Shareholder") of the Company hereby appoints,** Jim O'Rourke a Director of the Company, or failing this person, Len Brownlie, a Director of the Company, or in the place of the foregoing, ______________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**Resolutions** (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

| | For | Against | Withhold |
|---|---|---|---|
| 1. Appointment of PriceWaterhouseCoopers as auditors of the Company | | N/A | |
| 2. To authorize the Directors to fix the Auditors' remuneration | | | N/A |
| 3. To determine the number of Directors at 5 | | | N/A |
| 4. To elect Hector Davila Santos as a Director | | N/A | |
| 5. To elect Len Brownlie as a Director | | N/A | |
| 6. To elect Victor Garcia Jimenez as a Director | | N/A | |
| 7. To elect Robert Young as a Director | | | |
| 8. To elect Jim O'Rourke as a Director | | | |
| 9. To approve, by special resolution the removal of pre-existing company provisions under the *Business Corporations Act* (British Columbia). | | | N/A |
| 10. To approve, by special resolution the replacement of the Company's current articles | | | N/A |

**REGISTERED HOLDER SIGN HERE:** ______________________



**DATE SIGNED:** ______________________

**THIS PROXY MUST BE SIGNED AND DATED.**

**SEE IMPORTANT INSTRUCTIONS ON REVERSE.**

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   *(a)* ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   **OR**

   **(b)** ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and

holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

**Computershare Trust Company of Canada**
**Proxy Dept. 100 University Avenue 9th Floor**
**Toronto Ontario M5J 2Y1**
**Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524**

# First Silver

## Reserve Inc.

First Quarter Report 2005

**Form 52-109FT2 – Certification of Interim Filings during Transition Period**

I, Hector Davila Santos, Chief Executive Officer of First Silver Reserve Inc., certify that:

1. I have reviewed the interim filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Silver Reserve Inc. for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

"Hector Davila Santos"
Chief Executive Officer

I, Rodney A. Shier, Chief Financial Officer of First Silver Reserve Inc., certify that:

4. I have reviewed the interim filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Silver Reserve Inc. for the interim period ending March 31, 2005;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

"Rodney A. Shier"
Chief Financial Officer

**FIRST SILVER RESERVE INC.**
**MANAGEMENT'S DISCUSSION & ANALYSIS ("MD&A") OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS (Form 51-102F1)**

May 12, 2005

**Introduction**

This MD&A focuses on significant factors that affected First Silver Reserve Inc. and its 100% subsidiary, Minera El Pilon S.A. de C.V. ("First Silver" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the first quarter 2005 unaudited consolidated financial statements and 2004 audited consolidated financial statements and the related notes contained herein. The Company's reporting currency is the United States dollar while the measurement currency is the Mexican peso (PS$). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's significant accounting policies are set out in Note 3 of the audited consolidated financial statements. Additional information on the Company is available in the Company's Annual Information Form, which can be found at www.sedar.com or www.firstsilver.com .

**Overall Performance**

In the three month period ending March 31, 2005, First Silver produced 421,198 ounces of silver and 901 ounces of gold, from the Company's wholly owned San Martin Silver Mine, located in Jalisco State, Mexico. Silver production was 144,134 ounces (25.5%) lower and gold production was 387 ounces (30.0%) lower than in the first quarter of 2004. Total mill throughput was 62,789 tonnes, as compared to 67,868 tonnes in the first quarter of 2004. The mill head grade was 248 g/tonne silver and the mill recovery rate was 84.23%, as compared to a head grade of 290 g/tonne silver and a recovery rate of 89.33% in the first quarter of 2004. Silver production in Q1 2005 was adversely affected by a combination of mining equipment breakdowns and a shortage of contract miners. The Company has recently reached agreement with the Miner's Union to permit efficient staffing with both contract and union miners and is sourcing additional equipment to increase mine production.

Revenue was $3.28 million in the first three months of 2005 as compared to $4.23 million in the first 3 months of 2004. Revenue decreased 22.4% in the first quarter of 2005 as compared to the same period in 2004. The Company recorded a profit of $0.15 million or nil per share for the period, as compared with a profit of $1.45 million or $0.04 per share for same period in 2004. The decrease in net earnings is directly attributable to a decrease in silver and gold production, partially offset by a higher silver price during the period. In the first three months of 2005, the average London pm price for silver was $6.97 per ounce, as compared to $6.68 per ounce in 2004.

Cost of sales were $2.65 million for the period as compared to $2.32 million for the year earlier period. Mine operating costs, net of gold credits, were $4.63 per ounce of silver as compared to $2.65 in the first quarter of 2004. Total costs, net of gold credits, were $5.90 per ounce of silver, as compared to $3.37 in the first quarter of 2004. General and administrative expenses were slightly higher at $0.29 million as compared to $0.27 million in 2004 due to wage increases given to non-unionized workers while depreciation and depletion were $0.31 million in the first quarter of 2005 as compared to $0.22 million in the first quarter of 2004.

**Liquidity and Capital Resources**

At March 31, 2005 the Company had working capital of $3.0 million (comprised of cash of $1.0 million and accounts receivable, inventory and prepaid expenses of $5.4 million, less current liabilities of $3.4 million) as compared to a working capital of $2.6 million at December 31, 2004 (comprised of cash of $1.7 million and accounts receivable, inventory and prepaid expenses of $3.6 million, less current liabilities of $2.7 million). Currently, the Company has an issued capital of 38,191,921 common shares and has 600,000 share purchase options outstanding. The Company does not have any long-term contractual obligations. The Company continues to hold futures contracts for the purchase of 200,000 ounces of silver in July, 2005.

**Off Balance Sheet items**

The Company has no off balance sheet instruments in place.

**Related Party Transactions**

During the quarter the Company paid $267,787 to a trucking company for the haulage of ore from the San Martin mine to the mill processing facility. This company is related to an officer and director of the Company. In addition, supplies of $26,338 were sold at cost to the same company. The Officer owes the Company $4,456 related to an advance for travel expenses.

**Risks and Uncertainties**

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. The following table sets out the daily high, low and average London Bullion Dealers price for silver for the past three years and the first quarter of 2005:

| | QI 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| High | $7.57 | $8.29 | $5.97 | $5.10 |
| Average | $6.97 | $6.67 | $4.88 | $4.60 |
| Low | $6.39 | $5.50 | $4.37 | $4.24 |
| Range | $1.18 | $2.79 | $1.60 | $0.86 |

Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers and by cost control initiatives.

**Summary of Quarterly Results and Fourth Quarter Results**

| Quarter Ending | Total Revenue | Net Income (loss)* | Net Income (loss) per share** |
|---|---|---|---|
| March 31, 2005 | $3,281,227 | $150,508 | $0.00 |
| Dec. 31. 2004 | $4,161,901 | $526,986 | $0.01 |
| Sept. 30, 2004 | $3,421,763 | $178,454 | $0.00 |
| June 30, 2004 | $3,500,938 | $163,543 | $0.00 |
| March 31, 2004 | $4,229,684 | $1,449,436 | $0.04 |
| Dec. 31. 2003 | $2,326,683 | $(296,829) | $(0.01) |
| Sept. 30, 2003 | $2,090,953 | $(529,362) | $(0.01) |
| June 30, 2003 | $2,817,159 | $(262,239) | $(0.01) |

*Quarterly net income has been adjusted to reflect the adjustments noted in the Company's December 31, 2004 financial statements

**Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

The quarterly results generally show a trend of increasing revenue as average silver prices increased. Net income in Q1, 2005, was affected by short-term labour shortages and mining equipment breakdowns.

**Critical Accounting Estimates**

Mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted based on a unit of production method using the a detailed methodology as described in *National Instrument 43-101*. Other areas requiring the use of estimates include reclamation and environmental obligations, asset impairment and income taxes. The Company has devised an internal cost of reclamation and, as required by *CICA 3110 Asset retirement Obligations,* has recorded a retirement and remediation obligation of $153,000 on the financial statements as at March 31, 2005, as compared to $150,000 as at December 31, 2004.

**Changes in Accounting Policies, including Initial Adoption**

**(i) Changes enacted January 01, 2004**

The Company's adoption of CICA 3870, *Stock-based compensation and other Stock-based payments.* No stock options were granted in Q1, 2005.

**(ii) Changes enacted for 2005 and future years**

In the year beginning January 1, 2005, the Company adopted the new accounting policy, AcG-15 *Consolidation of Variable Interest Entities ("VIE").* This standard requires companies to consolidate entities in which they have a controlling financial interest, even if they do not have an ownership interest. The Company is currently determining whether this policy will require it to consolidate the accounts of the trucking company which ships ore from the mine to the San Martin mill site. The effect on the Company's financial statement of this consolidation, if required, has not been determined at the date of this report.

**Company Outlook for 2005**

The Company's outlook for 2005, as at May 13, 2005, remains consistent with the Company's outlook provided in the MD&A accompanying the Company's December 31, 2004 audited financial statements.

## RESOURCE DEVELOPMENT AND EXPLORATION

**Reserves and Resources**

An independent reserve and resource audit as at December 31, 2000 was completed by Pincock, Allen & Holt ("PAH"). PAH's reporting method was consistent with reserve and resource definitions contained in National Instrument 43-101 ("NI 43-101"). PAH summarized the proven and probable mineral reserves, including 17% mining dilution and a 95% mining recovery as being 1,282,000 tonnes grading 293 grams/tonne (9.42 ounces/t) silver or 12.093 million ounces of silver, and the inferred resource as being 6,206,000 tonnes grading 150 grams/tonne (4.82 ounces/tonne) silver or 29.928 million ounces of silver . From January 01, 2001 to December 31, 2004 (ie. the 48 month period since the PAH report), the Company had processed 1,020,028 tonnes and produced 8,833,286 ounces of silver. If, during this period, the mine had simply mined and processed the reserve material identified by PAH, then these reserves would only be suu\fficient to sustain the operation for one additional year. Management has reviewed the Company's internally generated reserve estimate, which exceeds this forecast however the mine personnel who prepared this estimate do not meet the definition of "Qualified Persons" contained in NI 43-101. To provide a current and accepted benchmark for the San Martin mine reserves and resources, the Company has recently engaged PAH to conduct an independent audit of its reserves and resources as at December 31, 2004 in a NI 43-101 Technical Report. Fieldwork for this report will commence on May 16 and a final report is expected prior to June 30, 2005.

**Underground Exploration**

Mine staff are currently evaluating several areas of the mine where additional development work is expected to increase mineral reserves. To improve mine safety, access and ventilation, the Company has recently completed work on a new haulage adit. The Rosario adit intersects the western-most workings of the San Martin mine and opens up several new areas for exploration. The adit is sized for production, 4 m wide and 3.5 m high, and has been routed alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone and new access to a prospective area of the mine. The new tunnel has a total length of 1,514 m and will reduce mine haulage by some 1,200 m.

**Minesite Exploration**

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development.

**Other Exploration and Development Projects**

The Company currently holds 13 precious metals exploration properties. Twelve of these properties cover 5,252 hectares (12,978 acres) and are located in Jalisco State, Mexico. The properties generally have a small mine production history or precious metals showings and 12 have been placed in inventory until funding permits detailed exploration.

On November 25, 2004, the Company entered into an option agreement with a private Mexican company for the purchase of a 100% interest in 7 mining claims covering 3,718 Ha. (9,187 acres) (the "Cuitaboca Claims") located in the State of Sinaloa, Mexico. Recently, the property vender built a 27 km road to the southern-most claims. An additional 7 km of road building is currently underway to reach the northern most vein structures. Once the road has been completed, the Company will begin a preliminary exploration program.

# First Silver Reserve Inc.

Consolidated Financial Statements
**March 31, 2005**
(expressed in U.S. dollars)

Notice to Reader: As required by National Instrument 51-102 (4.3(3)), readers are advised that an auditor has not performed a review of these interim financial statements.

## First Silver Reserve Inc.

Consolidated Balance Sheets (Unaudited)

(expressed in U.S. dollars)

| | March 31, 2005 $ | December 31, 2004 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 1,082,586 | 1,711,505 |
| Accounts receivable | 2,555,370 | 1,678,446 |
| Silver futures contract deposits | 1,442,076 | 788,841 |
| Inventories | 1,107,073 | 1,044,517 |
| Prepaid expenses | 229,317 | 106,454 |
| | 6,416,422 | 5,329,763 |
| **Resource assets** | 3,885,238 | 3,920,735 |
| | 10,301,660 | 9,250,498 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 2,373,224 | 1,593,670 |
| Employee profit sharing | 288,617 | 254,464 |
| Taxes payable | 748,173 | 813,008 |
| Amount due to (from) a related party | (4,456) | 8,842 |
| | 3,405,558 | 2,669,984 |
| **Future income taxes** | 1,491,949 | 1,425,269 |
| **Asset retirement obligations** | 153,000 | 150,000 |
| **Other long-term liabilities** | 2,508,748 | 2,516,593 |
| | 7,559,255 | 6,761,846 |
| **Shareholders' Equity** | | |
| **Capital stock** | 1,601,975 | 1,604,319 |
| **Contributed surplus** | 128,682 | 128,682 |
| **Currency translation adjustment** | 143,827 | 38,237 |
| **Retained earnings (deficit)** | 867,921 | 717,414 |
| | 2,742,405 | 2,488,652 |
| | 10,301,660 | 9,250,498 |

**Interim Financial Statements** (note 1)

**Approved by the Board of Directors**

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

## First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings
**For the three months ended March 31, 2005 and 2004**

(expressed in U.S. dollars)

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| **Revenue** | | |
| Sales | 3,281,227 | 4,229,684 |
| **Cost and expenses** | | |
| Cost of sales | 2,648,641 | 2,316,646 |
| General and administrative | 293,453 | 266,070 |
| Depreciation and depletion | 312,600 | 220,902 |
| Other expense (income) | (97,745) | (341) |
| Foreign exchange (gain) loss | (11,642) | (57,719) |
| | 3,145,307 | 2,745,558 |
| **Earnings (loss) before income taxes** | 135,920 | 1,484,126 |
| Provision for income taxes - future | (14,588) | 34,690 |
| **Net earnings (loss) for the period** | 150,508 | 1,449,436 |
| **Retained earnings - Beginning of period** | 717,413 | (1,023,053) |
| **Retained earnings - End of period** | 867,921 | 426,383 |
| **Basic and diluted earnings (loss) per share** | 0.00 | 0.04 |
| **Weighted average shares outstanding** | 38,191,921 | 38,046,921 |

The accompanying notes are an integral part of these consolidated financial statements.

## First Silver Reserve Inc.

Consolidated Statements of Cash Flows

**For the three months ended March 31, 2005 and 2004**

(expressed in U.S. dollars)

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| ***Cash flows from operating activities*** | | |
| Net earnings (Loss) for the period | 150,508 | 1,449,436 |
| Items not affecting cash | | |
| Depreciation and depletion | 312,600 | 220,902 |
| Asset retirement obligation | 3,000 | - |
| Future income taxes | 66,680 | 34,407 |
| | 532,788 | 1,704,745 |
| Changes in non-cash working capital items | (204,296) | (1,238,893) |
| | 328,492 | 465,852 |
| **Cash flows from financing activities** | | |
| Issuance of share capital (net of costs) | (2,344) | 52,573 |
| | (2,344) | 52,573 |
| **Cash flows from investing activities** | | |
| Silver futures contract deposits | (653,235) | - |
| Resource asset expenditures | (301,832) | (165,963) |
| | (955,067) | (165,963) |
| **Increase (Decrease) in cash and cash equivalents** | (628,919) | 352,462 |
| **Cash and cash equivalents - Beginning of period** | 1,711,505 | 418,709 |
| **Cash and cash equivalents - End of period** | 1,082,586 | 771,171 |

The accompanying notes are an integral part of these consolidated financial statements.

1 **Basis of presentation**

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Except as disclosed in note 2, the accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the two years ended December 31, 2004.

These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 **Capital stock**

Authorized
100,000,000 common shares without par value

Issued and outstanding

| | Number of shares | $ |
|---|---|---|
| Balance – December 31, 2004 | 38,191,921 | $1,604,319 |
| Future share issuance costs | - | (2,344) |
| Balance – March 31, 2005 | 38,191,921 | $1,601,975 |

**Stock options outstanding**

The following table summarizes information about the options at March 31, 2005 and the changes for the three months then ended:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of shares | Weighted average exercise price Cdn. $ | Number of shares | Weighted average exercise price Cdn. $ |
| Options outstanding – Beginning of period | 600,000 | $0.85 | 710,000 | $0.68 |
| - Exercised during period | - | - | 130,000 | $0.64 |
| Options outstanding - End of period | 600,000 | $0.85 | 580,000 | $0.67 |

3 **Segmented Information**

The Company has one operating segment, silver mining and related activities including exploration, extraction, and processing at the San Martin Mine. All capital assets of the Company are located in Mexico.

# CORPORATE INFORMATION

## CORPORATE ADDRESS

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

## DIRECTORS AND OFFICERS

**Hector Davila Santos**
*Director, President, CEO*
Guadalajara, Mexico

**Jim O'Rourke, P.Eng.**
*Director*
Vancouver, B.C.

**Victor Garcia Jimenez**
*Director*
Mexico City, Mexico

**Len W. Brownlie, Ph.D**
*Director and Corporate Secretary*
Vancouver, B.C.

**Robert Young, P.Eng.**
*Director*
Vancouver, B.C.

**Rodney A. Shier, C.A.**
*Vice-President Finance and CFO*
Vancouver, B.C.

## LISTED

**Toronto Stock Exchange**
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

## TRANSFER AGENT

**Computershare Trust**
510 Burrard Street
Vancouver, B.C.
V6C 3B9

## SOLICITORS

**Farris, Vaughan, Wills & Murphy**
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

**Garcia Jimenez & Associados**
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

## AUDITORS

**PricewaterhouseCoopersLLP**
250 Howe Street
Vancouver, B.C.
V6C 3S7

**PricewaterhouseCoopers**
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico

82-3449



**News Release #2005 - 01**

**January 13, 2005**

# First Silver Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

## First Silver Reserve Inc. Purchases More Silver

Vancouver, B.C.: First Silver Reserve Inc. ("TSX:FSR; FSLVF.PK") today announced that the Company has recently purchased another 100,000 ounces of silver at a price below the current spot price of silver. This silver was purchased using a portion of the Company's cash assets. First Silver has now acquired a total of 200,000 ounces of silver (equivalent to approximately 10% of annual mine production). This silver is not available to be loaned.

This purchase followed the decision by the Company in early 2004 to investigate the acquisition of silver to capture upside in silver prices in addition to profits realized from silver production.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

82-3449

News Release #02 - 2005

March 14, 2005

# First Silver

## Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

# First Silver Reserve Inc. Reports 2004 Production and Completion of Rosario Adit

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its 2004 production results.

In the year ended December 31, 2004, First Silver produced 2,141,300 ounces of silver from the Company's wholly owned San Martin silver mine, located in Jalisco State, Mexico. 2004 silver production was an increase of 12.8% over 2003 silver production of 1,899,300 ounces. The Company also produced 4,270 ounces of gold, which was an increase of 52.5% over 2003 gold production of 2,798 ounces. As previously reported, production during 2003 was constrained by an unusually long and severe rainy season and by delays associated with the repair of a ball mill.

For the three months ended December 31, 2004, silver production was 555,015 ounces or 38.4% higher than 2003 silver production of 401,022 ounces and gold production was 907 ounces or 55.6% greater than Q4 - 2003 gold production of 583 ounces.

Total mill throughput for the year was 266,592 tonnes (2003 – 234,557 tonnes) of which 68,033 tonnes (2003 – 55,975 tonnes) were milled in the three months ending December 31. During the year, the mill head grade was 277 g/tonne silver (2003 – 290 g/tonne) and the mill recovery rate was 90.3% (2003 – 86.8%) as compared to a grade of 277 g/tonne (2003 – 271 g/tonne) and a recovery rate of 91.6% (2003 – 82.2%) for the three months ended December 31, 2003.

In keeping with Company policy, financial results for the year will be released upon completion of the Company's audit, which is currently underway.

To improve mine safety, access and ventilation, the Company has recently completed work on a new haulage adit. The Rosario adit intersects the western-most workings of the San Martin mine and opens up several new areas for exploration. The adit is sized for production, 4 m wide and 3.5 m high, and has been routed alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel has a total length of 1,480 m and will reduce mine haulage by some 1,200 m.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

82-3449

News Release #03 - 2005

March 28, 2005

# First Silver

## Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

# First Silver Reserve Inc. options Silver District in Mexico

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced that it has entered into an option agreement with Consorcio Minero Latinamericano, S.A. de C.V. (Consorcio), a private Mexican company with a Director in common, for the purchase of a 100% interest in 7 mining claims covering 3,718 Ha. (9,187 acres) (the "Cuitaboca Claims") located in the State of Sinaloa, Mexico.

The Cuitaboca claims cover a series of outcropping epithermal silver-rich veins hosted in the andesitic lower volcanic series of the Sierra Madre Occidental Gold-Silver Province. This geological environment is the host to a number of high grade silver and polymetallic deposits, such as Tayoltita, La Cienga, Canelas, Bacis, Candamena and Ocampo. These deposits all occur at the same general geological horizon, and share similar geologic and mineralogic traits.

The Cuitaboca claims cover an essentially virgin silver district. Historical exploitation of the veins was hampered by rugged terrain and the occurrence of primary sulfide mineralization, from which early workers could not extract precious metals.

In 2001, Geoambiente Mining Inc. ("Geoambiente") of Denver, Colorado reviewed historical data, mapped the area, measured outcroppings and systematically collected 205 channel samples over six mineralized structures. Due to steep topographical conditions, vein exposure showed vertical extension of the mineralization of up to 300 meters on the vein structures. By projecting observed outcroppings to a depth of 200 m (656 ft), Geoambiente estimated proven and probable reserves for the property as 332,150 tonnes grading 0.131 g/t gold, 301 g/t silver, 1.34% lead, 1.66% zinc and 1.23% copper or, approximately, 3.2 million ounces of silver. Geoambiente estimated an inferred resource of 2,290,850 tonnes at the same grade, or approximately 22.2 million ounces of silver The reader is cautioned that these estimates do not conform to National Instrument 43-101 requirements for reporting reserves and resources. The Company is not treating these historic estimates as current reserves or resources. These reserve and resource estimates should not be relied upon until they have been verified by further due diligence, suitable geological investigations and by a report prepared by a Qualified Person in accordance with National Instrument 43-101.

Recently, the property vender built a 27 km road to the southern-most claims. An additional 7 km of road building is currently underway to reach the northern most vein structures. Once the road has been completed, the Company will begin a preliminary exploration program.

To purchase the claims, First Silver must pay a total of US$2,500,000 in staged cash payments by November 25, 2010 (US$20,000 paid). A 2.5% net smelter returns royalty on the claims may be purchased for $500,000 during the term of the agreement or for a period of 12 months thereafter.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Silver Reserve Inc. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-3447

News Release #04-2005

March 29, 2005

# First Silver

## Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

# First Silver Reserve Inc. Reports 2004 Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") announced today its 2004 audited financial results. All amounts are expressed in U.S. dollars.

During the year ended December 31, 2004, First Silver produced 2,141,300 ounces of silver and 4,270 ounces of gold, all from its San Martin silver mine, as compared to 1,899,300 ounces of silver and 2,798 ounces of gold in 2003. Revenue for the year ended December 31, 2004 was $15.3 million as compared to $10.1 million in 2003. The Company recorded a profit of $2.0 million or $0.05 per share for 2004, as compared with a loss of $1.1 million or $0.03 per share for 2003. The return to profitability is attributable to an increase in both silver production and realized silver prices for 2004. As previously noted, production during 2003 was constrained by an unusually long and severe rainy season and by delays associated with the repair of one of two ball mills.

Cost of sales were $9.8 million for the year ended December 31, 2004 as compared to $9.1 million for the year earlier. General and administrative expenses were $1.2 million for the year as compared to $1.0 million in 2003. Mine operating costs, net of gold credits, were $3.82 per ounce of silver in 2004 as compared to $4.21 in 2003. Total costs, net of gold credits, were $5.17 per ounce of silver in 2004, as compared to $5.25 in 2003.

A complete set of audited financial statements and Management's Discussion and Analysis of Financial Condition will be posted to the Company's web-site www.firstsilver.com and is also available at www.sedar.com .

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"

Director

**News Release** **First Silver Reserve Inc.**

**#03- 2005 Release**

**March 29, 2005**

**Summarized Year End Results** (expressed in US dollars)

| | December 31 2004 | December 31 2003* |
|---|---|---|
| **ASSETS** | | |
| Cash and short-term deposits | 1,711,505 | 418,709 |
| Other current assets | 3,618,258 | 1,424,676 |
| | 5,329,763 | 1,843,385 |
| Property, plant and equipment | 3,920,735 | 3,725,555 |
| | 9,250,498 | 5,568,940 |
| **LIABILITIES** | | |
| Current Liabilities | 2,669,984 | 2,131,667 |
| Future taxes payable | 1,425,269 | 615,405 |
| Asset retirement obligations | 150,000 | 138,357 |
| LONG - TERM DEBT | 2,516,593 | 2,488,664 |
| | 6,761,846 | 5,374,093 |
| **SHAREHOLDERS' EQUITY** | | |
| SHARE CAPITAL | 1,604,319 | 1,317,716 |
| 38,191,921 common shares without par value (2003– 37,956,921) | | |
| Contributed Surplus | 128,682 | - |
| Currency Translation Adjustment | 38,237 | (22,878) |
| RETAINED EARNINGS | 717,414 | (1,099,991) |
| | 2,488,652 | 194,847 |
| | 9,250,498 | 5,568,940 |

| | December 31 2004 | December 31 2003* |
|---|---|---|
| **REVENUE** | | |
| Revenue | 15,314,586 | 10,119,681 |
| **OPERATING EXPENSES** | | |
| Operations | 9,858,397 | 9,100,973 |
| Administration | 1,184,918 | 968,149 |
| Depreciation and depletion | 1,338,839 | 1,017,867 |
| Foreign exchange (gain) loss | (4,937) | 118,689 |
| Other expense (income) | 216,550 | (13,887) |
| | 12,594,767 | 11,191,791 |
| **NET (LOSS) EARNINGS BEFORE INCOME TAXES** | 2,719,819 | (1,072,110) |
| Provision for (recovery of ) income taxes | 717,108 | 32,781 |
| **NET (LOSS) EARNINGS FOR THE YEAR** | 2,002,711 | (1,104,891) |
| **RETAINED EARNINGS – BEGINNING OF YEAR*** | (1,099,991) | 4,900 |
| **RETAINED EARNINGS – END OF YEAR** | 717,414 | (1,099,991) |
| Basic and Diluted (Loss) Earnings Per Common Share | 0.05 | ($0.03) |

*restated

82- 3449

News Release #06 - 2005

May 6, 2005



# First Silver Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

## Clarification of Historical Mineralization Estimates at Cuitaboca Project

In a news release dated March 28, 2005 First Silver Reserve Inc. ("TSE:FSR"; "the Company") reported certain mineral reserve and resource estimates for the Cuitaboca Claims, located in the State of Sinaloa, Mexico. These estimates had been prepared in March, 2001 by GM Inc., a Denver, Colorado based mineral consultancy. Readers were cautioned that these estimates do not conform to current National Instrument 43-101 requirements for reporting reserves and resources, that the Company is not treating these historic estimates as current reserves or resources and that no reserve or resource estimates should be relied upon until verified by further due diligence, suitable geological investigations and a Technical Report prepared in accordance with National Instrument 43-101. At the request of the British Columbia Securities Commission, the Company hereby retracts these estimates in their entirety.

The Company is preparing a National Instrument 43-101 compliant Technical Report on the Cuitaboca claims and will be releasing that report when it is completed.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

82- 3dd7

News Release #2005-07

May 16, 2005

# First Silver Reserve Inc.

Suite 584-885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

# First Silver Reserve Inc. Reports First Quarter 2005 Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its first quarter 2005 financial results. All amounts are expressed in U.S. dollars.

In the three month period ending March 31, 2005, First Silver produced 421,198 ounces of silver and 901 ounces of gold, from the Company's wholly owned San Martin Silver Mine, located in Jalisco State, Mexico. Silver production was 144,134 ounces (25.5%) lower and gold production was 387 ounces (30.0%) lowerer than in the first quarter of 2004. Total mill throughput was 62,789 tonnes, as compared to 67,868 tonnes in the first quarter of 2004. The mill head grade was 248 g/tonne silver and the mill recovery rate was 84.23%, as compared to a head grade of 290 g/tonne silver and a recovery rate of 89.33% in the first quarter of 2004. Silver production in Q1 2005 was adversely affected by a combination of mining equipment breakdowns and a shortage of contract miners. The Company has recently reached agreement with the Miner's Union to permit efficient staffing with both contract and union miners and is sourcing additional equipment to increase mine production.

Revenue was $3.28 million in the first three months of 2005 as compared to $4.23 million in the first 3 months of 2004. Revenue decreased 22.4% in the first quarter of 2005 as compared to the same period in 2004. The Company recorded a profit of $0.15 million or nil per share for the period, as compared with a profit of $1.45 million or $0.04 per share for same period in 2004. The decrease in net earnings is directly attributable to a decrease in silver and gold production, partially offset by a higher silver price during the period. In the first three months of 2005, the average London pm price for silver was $6.97 per ounce, as compared to $6.68 per ounce in 2004.

Cost of sales were $2.65 million for the period as compared to $2.32 million for the year earlier period. Mine operating costs, net of gold credits, were $4.63 per ounce of silver as compared to $2.65 in the first quarter of 2004. Total costs, net of gold credits, were $5.90 per ounce of silver, as compared to $3.37 in the first quarter of 2004. General and administrative expenses were slightly higher at $0.29 million as compared to $0.27 million in 2004 due to wage increases given to non-unionized workers while depreciation and depletion were $0.31 million in the first quarter of 2005 as compared to $0.22 million in the first quarter of 2004.

### Liquidity and Capital Resources

At March 31, 2005 the Company had working capital of $3.0 million (comprised of cash of $1.0 million and accounts receivable, inventory and prepaid expenses of $5.4 million, less current liabilities of $3.4 million) as compared to a working capital of $2.6 million at December 31, 2004 (comprised of cash of $1.7 million and accounts receivable, inventory and prepaid expenses of $3.6 million, less current liabilities of $2.7 million). The Company does not have any long-term contractual obligations. The Company continues to hold futures contracts for the purchase of 200,000 ounces of silver in July, 2005.

## RESOURCE DEVELOPMENT AND EXPLORATION

**Reserves and Resources**

An independent reserve and resource audit as at December 31, 2000 was completed by Pincock, Allen & Holt ("PAH"). PAH's reporting method was consistent with reserve and resource definitions contained in National Instrument 43-101 ("NI 43-101"). PAH summarized the proven and probable mineral reserves, including 17% mining dilution and a 95% mining recovery as being 1,282,000 tonnes grading 293 grams/tonne (9.42 ounces/t) silver or 12.093 million ounces of silver, and the inferred resource as being 6,206,000 tonnes grading 150 grams/tonne (4.82 ounces/tonne) silver or 29.928 million ounces of silver . From January 01, 2001 to December 31, 2004 (ie. the 48 month period since the PAH report), the Company had processed 1,020,028 tonnes and produced 8,833,286 ounces of silver. If, during this period, the mine had simply mined and processed the reserve material identified by PAH, then these reserves would only be sufficient to sustain the operation for one additional year. Management has reviewed the Company's internally generated reserve estimate, which exceeds this forecast however the mine personnel who prepared this estimate do not meet the definition of "Qualified Persons" contained in NI 43-101. To provide a current and accepted benchmark for the San Martin mine reserves and resources, the Company has recently engaged PAH to conduct an independent audit of its reserves and resources in a NI 43-101 Technical Report as at December 31, 2004. Fieldwork for this report will commence on May 16 and a final report is expected prior to June 30, 2005.

**Underground Exploration**

Mine staff are currently evaluating several areas of the mine where additional development work will increase mineral reserves. To improve mine safety, access and ventilation, the Company has recently completed work on a new haulage adit. The Rosario adit intersects the western-most workings of the San Martin mine and opens up several new areas for exploration. The adit is sized for production, 4 m wide and 3.5 m high, and has been routed alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel has a total length of 1,514 m and will reduce mine haulage by some 1,200 m.

**Other Exploration and Development Projects**

The Company currently holds 13 precious metals exploration properties. Twelve of these properties cover 5,252 hectares (12,978 acres) and are located in Jalisco State, Mexico. The properties generally have a small mine production history or precious metals showings and 12 have been placed in inventory until funding permits detailed exploration.

On November 25, 2004, the Company entered into an option agreement with a private Mexican company for the purchase of a 100% interest in 7 mining claims covering 3,718 Ha. (9,187 acres) (the "Cuitaboca Claims") located in the State of Sinaloa, Mexico. Recently, the property vender built a 27 km road to the southern-most claims. An additional 7 km of road building is currently underway to reach the northern most vein structures. Once the road has been completed, the Company will begin a preliminary exploration program.

A complete set of financial statements along with Management's Discussion and Analysis of Financial Condition and the Results of Operations for the three months ended March 31, 2005 will be posted to the Company's web-site www.firstsilver.com and www.sedar.com .

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors
"Len Brownlie"
Director

**First Silver Reserve Inc. Summarized First Quarter Results (expressed in US dollars)**

| | March 31 2005 | December 31 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash and short-term deposits | 1,082,586 | 1,711,505 |
| Other current assets | 5,333,836 | 3,618,258 |
| | 6,416,422 | 5,329,763 |
| RESOURCE ASSETS | 3,885,238 | 3,920,735 |
| | 10,301,660 | 9,250,498 |
| **LIABILITIES** | | |
| Current Liabilities | 3,405,558 | 2,669,984 |
| FUTURE INCOME TAXES | 1,491,949 | 1,425,269 |
| ASSET RETIREMENT OBLIGATIONS | 153,000 | 150,000 |
| OTHER LONG-TERM LIABILITIES | 2,508,748 | 2,516,593 |
| | 7,559,255 | 6,761,846 |
| **SHAREHOLDERS' EQUITY** | | |
| CAPITAL STOCK | 1,601,975 | 1,604,319 |
| Contributed Surplus | 128,682 | 128,682 |
| Currency Translation Adjustment | 143,827 | 38,237 |
| RETAINED EARNINGS | 867,921 | 717,414 |
| | 2,742,405 | 2,488,652 |
| | 10,301,660 | 9,250,498 |

| | March 31 2005 | March 31 2004 |
|---|---|---|
| **REVENUE** | | |
| Revenue | 3,281,227 | 4,229,684 |
| **Cost and expenses** | | |
| Cost of sales | 2,648,641 | 2,316,646 |
| General and Administration | 293,453 | 266,070 |
| Depreciation and depletion | 312,600 | 220,902 |
| Other expense (income) | (97,745) | (341) |
| Foreign exchange (gain) loss | (11,642) | (57,719) |
| | 3,145,307 | 2,745,558 |
| **NET EARNINGS (LOSS) BEFORE INCOME TAXES** | 135,920 | 1,486,126 |
| Provision for (recovery of ) income taxes: Future | (14,588) | 34,690 |
| **NET EARNINGS (LOSS) FOR THE PERIOD** | 150,508 | 1,449,436 |
| **RETAINED EARNINGS – BEGINNING OF PERIOD** | 717,413 | (1,023,053) |
| **RETAINED EARNINGS – END OF PERIOD** | 867,921 | 426,383 |
| Net Earnings (Loss) Per Common Share | 0.00 | $0.04 |
| Weighted average shares outstanding | 38,191,921 | 38,046,921 |